Filed Pursuant to Rule 424(b)(3)
File No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
SUPPLEMENT NO. 6 DATED MAY 2, 2011
TO THE PROSPECTUS DATED SEPTEMBER 2, 2010

This prospectus supplement (this “Supplement No. 6”) is part of the prospectus of American Realty Capital New York Recovery REIT, Inc. (the “Company” or “we”), dated September 2, 2010 (the “Prospectus”), as supplemented by Supplement No. 4, dated March 2, 2011 (“Supplement No. 4”) and Supplement No. 5, dated April 26, 2011 (“Supplement No. 5”). This Supplement No. 6 consolidates, supersedes and replaces the prior Supplement No. 5 and should be read in conjunction with the Prospectus and Supplement No. 4. Unless otherwise indicated, the information contained herein is current as of the filing date of the prospectus supplement in which the Company initially disclosed such information. This Supplement No. 6 will be delivered with the Prospectus.

The purpose of this Supplement No. 6 is to disclose, among other things, the following:

•	operating information, including the status of the offering, portfolio data including recent real estate investments and potential property investments, status of distributions, share repurchase program information, information regarding dilution of the net tangible book value of our shares and status of fees paid and deferred to our advisor, dealer manager and their affiliates;
•	the adoption of an affiliated transaction best practices policy; and
•	prior performance information contained in the Prospectus and prior Supplements.

AMERICAN REALTY CAPITAL
NEW YORK RECOVERY REIT, INC.

OPERATING INFORMATION

Status of the Offering

We commenced our initial public offering of 150.0 million shares of common stock on September 2, 2010. On December 9, 2010, we satisfied the escrow conditions of our best efforts public offering of common stock. As of December 9, 2010, we had received and accepted aggregate subscriptions in excess of the minimum of $2.0 million in shares, broken escrow and issued 212,526 shares of common stock to our initial investors who were admitted as stockholders. We will not accept subscriptions from residents of Pennsylvania until we have received aggregate subscriptions of at least $75.0 million. We will not accept subscriptions from residents of Tennessee until we have received aggregate subscriptions of at least $20.0 million.

We received aggregate gross offering proceeds of approximately $17.0 million from the sale of approximately 2.0 million shares of our Series A convertible preferred stock from a private offering to “accredited investors” (as defined in Regulation D as promulgated under the Securities Act) (our “private offering”), which terminated on September 2, 2010, the effective date of the registration statement. As of March 31, 2011, we had received aggregate gross proceeds of approximately $8.4 million from the sale of 853,990 shares of common stock in our public offering. As of March 31, 2011, we had acquired six commercial properties which are 100% leased. As of March 31, 2011, we had total real estate investments, at cost, of approximately $67.6 million. As of March 31, 2011, we had incurred, cumulatively to that date, approximately $5.0 million in offering costs for the sale of our common stock

We will offer shares of our common stock until September 2, 2012, unless the offering is extended, provided that the offering will be terminated if all the 150.0 million shares of our common stock are sold before then.

Shares Currently Outstanding

As of March 31, 2011, there were approximately 862,990 shares of our common stock outstanding, including shares issued under the distribution reinvestment plan. As of March 31, 2011, there were approximately 149.1 million shares of our common stock available for sale, excluding shares available under our distribution reinvestment program.

Real Estate Investment Summary

Real Estate Portfolio

As of March 31 2011, we owned interests in six commercial properties acquired from third parties unaffiliated with us or our advisor. The following is a summary of our real estate properties as of March 31, 2011:

Portfolio Name	Acquisition Date	Number of Properties	Square Feet	Remaining Lease Term(1)	Net Operating Income(2)	Base Purchase Price(3)	Capitalization Rate(4)	Annualized Rental Income(5) Per Square Foot
Interior Design Building(6)	June 2010	1	81,082	3.1	$2,408	$32,250	7.5%	$38.96
Bleecker Street(7)	Dec. 2010	5	9,724	9.0	2,507	34,000	7.4%	262.65
		6	90,806	5.7	$4,915	$66,250	7.4%	$62.91

(1)	Remaining lease term in years as of March 31, 2011, calculated on a weighted-average basis.
(2)	Annualized net operating income for the three months ended March 31, 2011 for the leases in place in the property portfolio. Net operating income is rental income on a straight-line basis, which includes tenant concessions such as free rent, as applicable, plus operating expense reimbursement revenue less property operating expenses.
(3)	Contract purchase price, excluding acquisition related costs.
(4)	Net operating income divided by base purchase price.
(5)	Annualized rental income as of March 31, 2011 for the property portfolio on a straight-line basis, which includes tenant concessions, such as free rent, as applicable. Reflects re-negotiated lease terms with Rosselli 61st Street LLC, a tenant in the Interior Design Building, which are effective April 1, 2011.

(6)	We engaged an unaffiliated third-party real estate firm to re-measure the rentable square footage of this building. This activity is a standard practice that generally occurs following an acquisition. In connection with this re-measurement, it was determined the property contained approximately 81,000 rentable square feet, or 28% more than the amount represented by the seller of this building.
(7)	Non-controlling interest members contributed $13.0 million to purchase this portfolio.

We believe that our real estate properties are suitable for their intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to our properties.

Future Lease Expirations

The following is a summary of lease expirations for the next ten years at the properties we own as of March 31, 2011 (dollar amounts in thousands):

Year of Expiration	Number of Leases Expiring	Annualized Rental Income(1)	Percent of Portfolio Annualized Base Rent Expiring	Leased Rentable Sq. Ft.	Percent of Portfolio Rentable Sq. Ft. Expiring
2011	7	$1,279	22.4%	32,374	35.7%
2012	—	—	—	—	—
2013	1	86	1.5%	1,884	2.1%
2014	4	703	12.3%	21,797	24.0%
2015	—	—	—	—	—
2016	4	959	16.8%	17,671	19.5%
2017	2	894	15.7%	10,155	11.2%
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	2	1,170	20.5%	5,450	6.0%
Total	20	$5,091	89.2%	89,331	98.5%

(1)	Annualized rental income as of March 31, 2011 for the property portfolio on a straight-line basis, which includes tenant concessions, such as free rent, as applicable. Reflects re-negotiated lease terms with Rosselli 61st Street LLC, a tenant in the Interior Design Building, which became effective on April 1, 2011.

Tenant Concentration

The following table lists tenants whose annualized rental income represented greater than 10% of consolidated income as of March 31, 2011:

Portfolio	Tenant	As of March 31, 2011
Bleecker Street	Burberry Limited	18.1%
Bleecker Street	Michael Kors Stores, LLC	10.9%

The termination, delinquency or non-renewal of one of the above tenants may have a material adverse effect on our revenues. No other tenant represents more than 10% of annualized rental income as of March 31, 2011. In March 2011, we re-negotiated the lease terms with one of our antiques showroom tenants, Rosselli 61st Street LLC. The new terms, effective April 1, 2011, include a reduction in monthly rent and an increase in annual rent escalations. In addition, the guaranty underlying the tenant’s obligations under the lease was extended.

The following table lists tenants whose square footage is greater than 10% of the total portfolio square footage at March 31, 2011 (dollars in thousands):

Tenant	Number of Properties Occupied by Tenant	Square Feet	Square Feet as a % of Total Portfolio	Lease Expirations	Average Remaining Lease Terms(1)	Renewal Options	Annualized Rental Income(2)	Annualized Rental Income per Square Foot
AP Antiques Corp.	2	11,442	12.6%	Oct. 2011	0.6	none	$467	$40.83
Bunny Williams Incorporated	1	11,714	12.9%	Aug. 2016	5.4	none	472	40.33
Doris Leslie Blau, Ltd.	1	11,714	12.9%	Sept. 2014	3.5	none	384	32.78

(1)	Remaining lease term in years as of March 31, 2011. If the portfolio has multiple locations with varying lease expirations, remaining lease term is calculated on a weighted-average basis.
(2)	Annualized rental income as of March 31, 2011 for the tenant on a straight-line basis, which includes tenant concessions, such as free rent, as applicable.

Recent Acquisitions

On March 22, 2011, we, through our sponsor, American Realty Capital III, LLC, entered into a purchase and sale agreement to acquire one fee-simple property located at 2061-2063 86th Street in the Bensonhurst neighborhood of Brooklyn, New York. The seller is 2061 86th Street, LLC, an entity which has no material relationship with us and the acquisition is not an affiliated transaction.

The property is located along the 86th Street corridor in the Bensonhurst neighborhood of Brooklyn. With a population of nearly 1.5 million within a five mile-radius of the property, this thriving commercial corridor consists of independent businesses and national retailers with very diverse retail offerings.

The retail facility is a three-story building with approximately 6,100 square feet of gross leasable area. The property is 100% leased to Foot Locker Retail, Inc., an athletic footwear and apparel retailer. Based on publicly available information, Foot Locker Retail, Inc. is the 100% owned U.S. operating subsidiary of Foot Locker, Inc. (NYSE: FL), a leading global retailer of athletic footwear and apparel.

Major Tenant/Lease Expiration

The property has been 100% leased to Foot Locker Retail, Inc. since September 2009, with the tenant opening for business in November 2010 after completion of renovations on the Property. The lease for the property has an initial term of 15 years and expires on January 31, 2026, or in 14.8 years. The average effective annual rent for the remaining term of the lease is approximately $455,000. The lease contains contractual rental escalations of 10% every three years. The lease is double net whereby the landlord is responsible for maintaining the roof and structure of the building and the tenant is required to pay substantially all other operating expenses, in addition to base rent. The lease provides for one renewal option of five years at a 10% annual rent increase followed by another 10% annual rent increase three years into the renewal term.

Potential Real Estate Investments

On April 18, 2011, our board of directors approved the acquisition of a portfolio of four retail condominiums, or the Washington Street Portfolio, located on 416-424 Washington Street in the Tribeca neighborhood of Manhattan, New York. On April 27, 2011, we, through our sponsor, American Realty Capital III, LLC, entered into a purchase and sale agreement to acquire the property. The seller is AA Olympic, LLC. The seller has no material relationship with us and the acquisition is not an affiliated transaction. On April 28, 2011, we began our diligence review of the property. Our obligations under the purchase agreement are subject to the satisfactory completion of such review, along with the formation of individual condominium units for each retail space, among other conditions. Although we believe that the acquisition of the Washington Street Portfolio is probable, there can be no assurance that the acquisition will be consummated.

Each condominium will be a fee-simple property consisting of one retail space, containing a total of approximately 24,000 square feet, including an approximately 15,000 square foot parking garage and an approximately 1,750 square foot storage basement. The condominiums are situated on the same block of Washington Street at its intersection with Laight Street. Annual rental rates currently range from approximately $28.17 to $61.16 per square foot with a weighted average annual rental rate of $48.12 per square foot. In addition, the wine store tenant’s month to month rental rate for basement storage space is $8.17 per square foot. Each lease comprises 100% of the total leasable space of the particular condominium leased. The four leases have maturities ranging from 2015 to 2030.

Major Tenants/Lease Expiration

Each condominium is leased to one of the following tenants: a parking garage, a wine shop, a men’s lifestyle club and a luxury condominium builder.

The lease to the parking garage is with respect to 15,055 square feet, has a per annum rent of $469,506 and expires in May 2030. The parking garage lease has 3% annual rent escalations. The lease has no renewal option. The garage’s per annum rent represents 55.7% of the gross annual rent of the Washington Street Portfolio. The tenant, a parking, transportation and car wash provider, supplies parking services in the New York area at locations in Manhattan, Brooklyn, Long Island and the Bronx.

The lease to the wine shop is with respect to 2,083 square feet, has a per annum rent of $127,396 and expires in June 2017. The wine shop lease has 3% annual rent escalations. The lease has one five-year renewal option at the greater of (a) 103% of the last year’s rent and (b) the fair market rent. The wine shop also rents 1,762 square feet of basement storage space at a per annum rent of $14,400, or $1,200 per month, on a month-to-month basis. There are no provisions relating to rent escalations or renewal options with respect to this portion of the lease. The wine shop’s total per annum rent represents 16.8% of the gross annual rent of the Washington Street Portfolio. The wine shop is a New York wine shop specializing in providing wine from small producers from Italy, France and California.

The lease to the men’s lifestyle club is with respect to 3,603 square feet, has a per annum rent of $187,347 and expires in June 2016. The men’s lifestyle club lease has 3% annual rent escalations. The lease has one five-year renewal option at an initial annual rent of $228,283 with increases of 3% per year. The men’s lifestyle club per annum rent represents 22.2% of the gross annual rent of the Washington Street Portfolio. The men’s lifestyle club, offers haircuts, highlights, hair coloring, hair relaxing, manicures, pedicures, massages and shoe shines and repairs. Club amenities include a billiards lounge, clubroom, café and a display of art for sale.

The lease to the luxury condominium builder is with respect to 1,565 square feet, has a per annum rent of $44,032 and expires in September 2015. The luxury condominium builder lease has annual rent escalations, which vary due to certain rent abatements. The lease has one five-year renewal option with a 3% increase in the rent upon renewal and annual increases in rent of 3% thereafter. The luxury condominium builder’s per annum rent represents 5.2% of the gross annual rent of the Washington Street Portfolio. The luxury condominium builder is a real estate development company that focuses mainly on projects in the New York City metropolitan area.

Capitalization

Interior Design Building

The contract purchase price for the Interior Design Building was $32.3 million, exclusive of closing costs. A portion of the property acquisition was funded with: (a) an existing mortgage note of $14.2 million; (b) $8.9 million in proceeds from two bridge loans made by two unaffiliated entities (described below); and (c) $1.5 million in proceeds from a short-term advance from our sponsor (described below). The bridge loans made by the two unaffiliated entities each have an annual interest rate of 9.0%, were to be paid in six monthly installments of 16.67% of the original bridge loan amount, and matured on January 1, 2011. In 2010 the terms of the loan were renegotiated to require interest only monthly payments and to mature on June 30, 2012. The repayment of such bridge loans requires a 1% exit fee based on the original loan proceeds (or $89,000) payable upon the maturities of the respective loans and is prepayable at any time. The borrowings from our sponsor are interest-free and do not include fees typically charged for such short-term borrowings. The Company repaid the advance to our sponsor in full.

As part of the acquisition, we assumed an existing first mortgage loan originated by Deutsche Banc Mortgage Capital, LLC with a 6.20% interest rate. The loan matures on November 1, 2012. The principal is amortized on a 30-year amortization schedule, with the balance (expected to be $13.5 million) due on maturity. Because the mortgage loan requires a standard guaranty for a limited recourse “bad boy” carve-out provision and the lender determined that we did not currently have sufficient net worth to serve as sole guarantor, Messrs. Schorsch and Kahane have agreed to jointly provide the “bad boy” guaranty in respect of the mortgage loan. We entered into an agreement with Messrs. Schorsch and Kahane by which we agreed to be responsible for any amounts required to be paid by them under this guaranty.

Bleecker Street Portfolio

We purchased the Bleecker Street portfolio for a purchase price of $34.0 million. We financed a portion of the purchase price with a five-year, $21.3 million mortgage note bearing a fixed interest rate of 4.29% with an unaffiliated lender. The mortgage requires monthly interest payments with the principal balance due on the maturity date of December 6, 2015. The mortgage is nonrecourse and may be accelerated only upon the event of a default. The mortgage may be prepaid through defeasance. As the mortgage is interest only, it is not subject to amortization and the principal outstanding upon maturity will remain at $21.3 million.

In addition, the acquisition and closing costs were partially funded from funds received from two joint venture partners and the Company. These joint venture partners, American Realty Capital Trust, Inc., an affiliate of the Company, or ARCT, and an unaffiliated third-party investor, provided $13.0 million of preferred equity proceeds. ARCT made an investment of $12.0 million and the unaffiliated third-party made an investment in of $1.0 million. The preferred equity yield is between 6.85% and 7.00%. The balance of the purchase price and closing costs which totaled $0.7 million, excluding the costs incurred related to securing the mortgage financing was funded by New York Recovery Operating Partnership, L.P., our operating partnership. Although a party to the joint venture agreement, our operating partnership does not receive a preferred equity yield. We may redeem the equity interests of our operating partnership, ARCT or the unaffiliated third party investor at their respective capital contribution plus any accrued yields, as applicable. The joint venture agreement provides the preferred equity investors with no voting rights and as such, we are responsible for day-to-day control over operating decisions of the properties.

Foot Locker

The contract purchase price for the property was approximately $6.17 million, exclusive of closing costs. Pursuant to the terms of the purchase and sale agreement, we deposited $308,500 in escrow upon signing. The closing of the acquisition occurred on April 18, 2011. We financed a portion of the acquisition of the property with a $3.25 million mortgage loan received from Citigroup Global Market Realty Corp. The mortgage loan bears an interest rate of 4.51% and requires only monthly interest payments with the principal balance due on the maturity date of April 18, 2016. The mortgage is nonrecourse and may be accelerated only upon the event of a default. The mortgage may be prepaid through defeasance. As the mortgage is interest only, it is not subject to amortization and the principal outstanding upon maturity will remain $3.25 million. At closing, the seller placed a reserve of approximately $19,100 in escrow to repair the roof, fire escape and cornice.

Washington Street Portfolio

The purchase price for the Washington Street Portfolio is $9.86 million, exclusive of closing costs. The closing of the acquisition is expected to occur on or before July 31, 2011.

We expect to fund the acquisition of the Washington Street Portfolio with proceeds from our ongoing offering. We may finance the acquisition post-closing. However, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

Selected Financial Data

The selected financial data presented below has been derived from our consolidated financial statements as of and for the year ended December 31, 2010 and as of and for the period from October 6, 2009 (date of inception) to December 31, 2009 (in thousands):

Balance Sheet Data:	Year Ended December 31, 2010	Period From October 6, 2009 (Date of Inception) to December 31, 2009
Assets:
Total real estate investments, net	$66,573	$—
Cash and cash equivalents	349	—
Restricted cash	760	—
Due from affiliates, net	324	—
Prepaid expenses and other assets	652	—
Deferred financing costs, net	1,248	954
Total assets	69,906	954

Liabilities and Equity:
Mortgage notes payable	35,385	—
Notes payable	5,933	—
Below-market lease liabilities, net	1,288	—
Accounts payable and accrued expenses	2,842	722
Due to affiliates, net	—	33
Deferred rent and other liabilities	202	—
Distributions payable	131	—
Total liabilities	45,781	755
Total equity	24,125	199
Total liabilities and equity	69,906	954

Operating Data:
Total revenues	2,377	—
Total operating expenses	3,179	1
Operating loss	(802)	(1)
Total other expenses	(1,069)	—
Net loss	(1,871)	(1)
Net loss attributable to non-controlling interests	109	—
Net loss attributable to stockholders	(1,762)	(1)

Cash Flow Data:
Net cash used in operating activities	(1,234)	(1)
Net cash used in investing activities	(52,029)	—
Net cash provided by financing activities	53,612	1

Status of Distributions

On September 22, 2010, our board of directors declared a distribution rate equal to a 6.05% annualized rate based on the offering price of $10.00 per share of our common stock, commencing December 1, 2010. The distributions will be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month. The dividend will be calculated based on stockholders of record each day during the applicable period at a rate of $0.00165753424 per day.

In conjunction with the offering of the Series A convertible preferred stock, the board of directors announced their intention to declare, on a monthly basis, cumulative cash distributions at the rate of 8% per annum of the $9.00 liquidation preference per share (resulting in a distribution rate of 8.23% of the purchase price of the convertible preferred stock if the purchase price was $8.75 and a distribution rate of 8.47% the purchase price of the convertible preferred stock if the purchase price was $8.50). The distribution on each of our shares will be cumulative from the first date on which such share was issued and we will aggregate and pay the distributions monthly in arrears on or about the first business day of each month.

As of December 31, 2010, cash used to pay our distributions was primarily generated from the sale of shares of common stock and Series A convertible preferred stock. We have continued to pay distributions to our stockholders each month since our initial distributions payment in April 2010. There is no assurance that we will continue to declare distributions at this rate.

The following table shows the sources for the payment of distribution to preferred stockholders for the year ended December 31, 2010 (in thousands). There were no distributions paid to common stockholders for the year ended December 31, 2010.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Distributions:
Distributions paid in cash	$—	$97	$238	$349
Distributions reinvested	—	—	—
Total distributions	$—	$97	$238	$349
Source of Distributions:
Cash flows provided by (used in) operations (GAAP basis)	$—	$—	$—	$—
Proceeds from issuance of common stock	—	97	238	349
Total sources of distribution	$—	$97	$238	$349

The following table compares cumulative distributions paid to cumulative FFO and net loss (in accordance with GAAP) for the period from October 6, 2009 (date of inception) through December 31, 2010 (in thousands):

For the Period from October 6, 2009 (date of inception) to December 31, 2010
Distributions paid:
Preferred	$684
Common	—
Total distributions paid	$684
FFO(1)	$(797)
Net loss (in accordance with GAAP)	$(1,762)

(1)	Calculated in accordance with NAREIT, which include acquisition and transaction-related expenses of $1.4 million.

Share Repurchase Program

Our share repurchase program generally requires you to hold your shares for at least one year prior to submitting them for repurchase by us. Our share repurchase program also contains numerous restrictions on your ability to sell your shares to us. During any calendar year, we may repurchase no more than 5.0% of the weighted-average number of shares outstanding during the prior calendar year. Further, the cash available for redemption on any particular date will generally be limited to the proceeds from the dividend reinvestment plan and will limit the amount we spend to repurchase shares in a given quarter to the amount of proceeds we received from our distribution reinvestment plan in that same quarter; however, subject to the limitations described above, we may use other sources of cash at the discretion of our board of directors. We may amend, suspend or terminate the program at any time upon 30 days’ notice.

We first received and accepted subscriptions in this offering in December 2010. Because shares of common stock must be held for at least one year, no shares will be eligible for redemption prior to December 2011.

Status of Fees Paid and Deferred

Through December 31, 2010, we reimbursed our advisor $1.3 million for organizational and offering costs and paid $1.4 million and $0.3 million of acquisition fees and finance coordination fees, respectively, to our advisor. No property management fees were paid to our property manager or advisor.

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a mechanical calculation using amounts from our audited balance sheet, and is calculated as (1) total book value of our assets less the net value of intangible assets (2) minus total liabilities less the net value of intangible liabilities, (3) divided by the total number of shares of common and preferred stock outstanding. It assumes that the value of real estate, and real estate related assets and liabilities diminish predictably over time as shown through the depreciation and amortization of real estate investments. It also excludes intangible assets. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common and preferred stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including commissions, dealer manager fees and other offering costs. As of December 31, 2010, our net tangible book value per share was $8.56. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at December 31, 2010 was $10.00.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Affiliated Transaction Best Practices Policy

In March 2011, Realty Capital Securities, LLC, the affiliated entity retained by us to act as dealer manager in connection with our initial public offering, adopted best practices guidelines related to affiliated transactions applicable to all the issuers whose securities are traded on its platform (which includes us) that requires that each such issuer adopt guidelines that, except under limited circumstances, (i) restrict such issuer from entering into co-investment or other business transactions with another investment program sponsored by the American Realty Capital group of companies, and (ii) restrict sponsors of investment programs from entering into co-investment or other business transactions with their sponsored issuers. Accordingly, on March 17, 2011, all of the members of our board of directors voted to approve our affiliated transaction best practices policy incorporating the dealer manager’s best practices guidelines.

PROSPECTUS UPDATES

Management — Executive Officers and Directors

The following language is added as the third full sentence in the biography of Mr. William M. Kahane on page 68 of the Prospectus under the section entitled “Management — Executive Officers and Directors.”

Mr. Kahane also has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008.

The following language is replaces the last sentence of the biography of Mr. Edward M. Weil, Jr. on page 69 of the Prospectus under the section entitled “Management — Executive Officers and Directors.”

Mr. Weil holds FINRA Series 7, 63 and 24 licenses.

Conflicts of Interest

The following disclosure is added on page 100 of the Prospectus immediately following the section entitled “Conflicts of Interest — Other Activities of New York Recovery Advisors, LLC and Its Affiliates.”

Affiliated Transaction Best Practices Policy

In March 2011, Realty Capital Securities, LLC, the affiliated entity retained by us to act as dealer manager in connection with our initial public offering, adopted best practices guidelines related to affiliated transactions applicable to all the issuers whose securities are traded on its platform (which includes us) that requires that each such issuer adopt guidelines that, except under limited circumstances, (i) restrict such issuer from entering into co-investment or other business transactions with another investment program sponsored by the American Realty Capital group of companies, and (ii) restrict sponsors of investment programs from entering into co-investment or other business transactions with their sponsored issuers.

Accordingly, on March 17, 2011, all of the members of our board of directors voted to approve our affiliated transaction best practices policy incorporating the dealer manager’s best practices guidelines, pursuant to which we may not enter into any co-investments or any other business transaction with, or provide funding or make loans to, directly or indirectly, any investment program or other entity sponsored by the American Realty Capital group of companies or otherwise controlled or sponsored, or in which ownership (other than certain minority interests) is held, directly or indirectly, by Mr. Nicholas Schorsch and/or Mr. William Kahane, that is a non-traded REIT or private investment vehicle in which ownership interests are offered through securities broker-dealers in a public or private offering, except that we may enter into a joint investment with a Delaware statutory trust, or a DST, or a group of unaffiliated tenant in common owners, or TICs, in connection with a private retail securities offering by a DST or to TICs, provided that such investments are in the form of pari passu equity investments, are fully and promptly disclosed to our stockholders and will be fully documented among the parties with all the rights, duties and obligations assumed by the parties as are normally attendant to such an equity investment, and that we retain a controlling interest in the underlying investment, the transaction is approved by the independent directors of our board of directors after due and documented deliberation, including deliberation of any conflicts of interest, and such co-investment is deemed fair, both financially and otherwise. In the case of such co-investment, our advisor will be permitted to charge fees at no more than the rate corresponding to our percentage co-investment and in line with the fees ordinarily attendant to such transaction. At any one time, our investment in such co-investments will not exceed 10% of the value of our portfolio.

Insurance Policies

The following language replaces the disclosure under the heading, “Investment Strategy, Objectives and Policies — Insurance Policies” on page 114 of the Prospectus.

We purchase comprehensive liability, rental loss, all-risk property casualty and terrorism insurance covering our real property investments provided by reputable companies, with commercially reasonable deductibles, limits and policy specifications customarily carried for similar properties. There are, however, certain types of losses that may be either uninsurable or not economically insurable, such as losses due to floods or riots. If an uninsured loss occurs, we could lose our “invested capital” in, and anticipated profits from, the property. For these purposes, “invested capital” means the original issue price paid for the shares of our common stock reduced by prior distributions from the sale or financing of our properties. See the section entitled “Risk Factors — General Risks Related to Investments in Real Estate” in this prospectus for additional discussion regarding insurance.

Description of Real Estate Investments

The following information is added at the end of the section “Description of Real Estate Investments — Interior Design Building” on page 121 of the Prospectus.

In March 2011, we re-negotiated the lease terms with one of our antiques showroom tenants, Rosselli 61st Street LLC. The new terms, effective April 1, 2011, include a reduction in monthly rent and an increase in annual rent escalations. In addition, the guaranty underlying the tenant’s obligations under the lease was extended.

The following information is added to the end of the section of the Prospectus entitled “Description of Real Estate Investments” that begins on page 120 of the Prospectus.

Foot Locker

On March 22, 2011, we, through our sponsor, American Realty Capital III, LLC, entered into a purchase and sale agreement to acquire one fee-simple property located at 2061-2063 86th Street in the Bensonhurst neighborhood of Brooklyn, New York. The seller is 2061 86th Street, LLC, an entity which has no material relationship with the Company and the acquisition is not an affiliated transaction.

The property is located along the 86th Street corridor in the Bensonhurst neighborhood of Brooklyn. With a population of nearly 1.5 million within a five mile-radius of the property, this thriving commercial corridor consists of independent businesses and national retailers with very diverse retail offerings.

The retail facility is a three-story building with approximately 6,100 square feet of gross leasable area. The Property is 100% leased to Foot Locker Retail, Inc., an athletic footwear and apparel retailer. Based on publicly available information, Foot Locker Retail, Inc. is the 100% owned U.S. operating subsidiary of Foot Locker, Inc. (NYSE: FL), a leading global retailer of athletic footwear and apparel.

Capitalization

The contract purchase price for the property was approximately $6.17 million, exclusive of closing costs. Pursuant to the terms of the purchase and sale agreement, we deposited $308,500 in escrow upon signing. The closing of the acquisition occurred on April 18, 2011. We financed a portion of the acquisition of the property with a $3.25 million mortgage loan received from Citibank Global Market Realty Corp. The mortgage loan bears an interest rate of 4.51% and requires only monthly interest payments with the principal balance due on the maturity date of April 18, 2016. The mortgage is nonrecourse and may be accelerated only upon the event of a default. The mortgage may be prepaid through defeasance. As the mortgage is interest only, it is not subject to amortization and the principal outstanding upon maturity will remain $3.25 million. At closing, the seller placed a reserve of approximately $19,100 in escrow to repair the roof, fire escape and cornice.

Major Tenant/Lease Expiration

The property has been 100% leased to Foot Locker Retail, Inc. since September 2009, with the tenant opening for business in November 2010 after completion of renovations on the Property. No occupancy rate information or information relating to the average effective annual rent per square foot for prior periods is available from the Seller. The lease for the property has an initial term of 15 years and expires on January 31, 2026, or in 14.8 years. The average effective annual rent for the remaining term of the lease is approximately $455,000. The lease contains contractual rental escalations of 10% every three years. The lease is double net whereby the landlord is responsible for maintaining the roof and structure of the building and the tenant is required to pay substantially all other operating expenses, in addition to base rent. The lease provides for one renewal option of five years at a 10% annual rent increase followed by another 10% annual rent increase three years into the renewal term.

Other

We do not have any scheduled capital improvements.

We believe the property is adequately insured.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2011 Federal tax return.

The annual realty taxes payable on the property for the calendar year 2011 will be approximately $20,000.

Potential Real Estate Investments

On April 18, 2011, our board of directors approved the following property acquisition. On April 27, 2011, we, through our sponsor, American Realty Capital III, LLC, entered into a purchase and sale agreement to acquire a portfolio of four retail condominiums, or the Washington Street Portfolio, located on 416-424 Washington Street in the Tribeca neighborhood of Manhattan, New York. The seller is AA Olympic, LLC. The seller has no material relationship with us and the acquisition is not an affiliated transaction. On April 28, 2011, we began our diligence review of the property. Our obligations under the purchase agreement are subject to the satisfactory completion of such review, along with the formation of individual condominium units for each retail space, among other conditions. Although we believe that the acquisition of the Washington Street Portfolio is probable, there can be no assurance that the acquisition will be consummated.

The condominiums are situated on the same block of Washington Street at its intersection with Laight Street in Tribeca. Tribeca is dominated by former industrial buildings that have been converted into residential buildings and lofts and is one of the most fashionable and desirable neighborhoods. Numerous other buildings are located in the area and provide similar spaces to similar tenants.

Each condominium will be a fee-simple property consisting of one retail space, containing a total of approximately 24,000 square feet, including an approximately 15,000 square foot parking garage and an approximately 1,750 square foot storage basement. Annual rental rates currently range from approximately $28.17 to $61.16 per square foot with a weighted average annual rental rate of $48.12 per square foot. In addition, the wine store tenant’s month to month rental rate for basement storage space is $8.17 per square foot. Each lease comprises 100% of the total leasable space of the particular condominium leased. The four leases have maturities ranging from 2015 to 2030.

Capitalization

The purchase price for the Washington Street Portfolio is $9.86 million, exclusive of closing costs. The closing of the acquisition is expected to occur on or before July 31, 2011.

We expect to fund the acquisition of the Washington Street Portfolio with proceeds from our ongoing offering. We may finance the acquisition post-closing. However, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

Major Tenants/Lease Expiration

Each condominium is leased to one of the following tenants: a parking garage, a wine shop, a men’s lifestyle club and a luxury condominium builder. No occupancy rate information and average effective annual rent per square foot for prior periods is available from the Seller.

The lease to the parking garage is with respect to 15,055 square feet, has a per annum rent of $469,506 and expires in May 2030. The parking garage lease has 3% annual rent escalations. The lease has no renewal option. The garage’s per annum rent represents 55.7% of the gross annual rent of the Washington Street Portfolio. The tenant, a parking, transportation and car wash provider, supplies parking services in the New York area at locations in Manhattan, Brooklyn, Long Island and the Bronx.

The lease to the wine shop is with respect to 2,083 square feet, has a per annum rent of $127,396 and expires in June 2017. The wine shop lease has 3% annual rent escalations. The lease has one five-year renewal option at the greater of (a) 103% of the last year’s rent and (b) the fair market rent. The wine shop also rents 1,762 square feet of basement storage space at a per annum rent of $14,400, or $1,200 per month, on a month-to-month basis. There are no provisions relating to rent escalations or renewal options with respect to this portion of the lease. The wine shop’s total per annum rent represents 16.8% of the gross annual rent of the Washington Street Portfolio. The wine shop is a New York wine shop specializing in providing wine from small producers from Italy, France and California.

The lease to the men’s lifestyle club is with respect to 3,603 square feet, has a per annum rent of $187,347 and expires in June 2016. The men’s lifestyle club lease has 3% annual rent escalations. The lease has one five-year renewal option at an initial annual rent of $228,283 with increases of 3% per year. The men’s lifestyle club per annum rent represents 22.2% of the gross annual rent of the Washington Street Portfolio. The men’s lifestyle club, offers haircuts, highlights, hair coloring, hair relaxing, manicures, pedicures, massages and shoe shines and repairs. Club amenities include a billiards lounge, clubroom, café and a display of art for sale.

The lease to the luxury condominium builder is with respect to 1,565 square feet, has a per annum rent of $44,032 and expires in September 2015. The luxury condominium builder lease has annual rent escalations, which vary due to certain rent abatements. The lease has one five-year renewal option with a 3% increase in rent upon renewal and annual increases in rent of 3% thereafter. The luxury condominium builder’s per annum rent represents 5.2% of the gross annual rent of the Washington Street Portfolio. The luxury condominium builder is a real estate development company that focuses mainly on projects in the New York City metropolitan area.

Other

We do not have any scheduled capital improvements.

We believe that this property is adequately insured.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2011 Federal tax return.

Based upon preliminary information provided by the seller with respect to the to-be-created condominium units, annual realty taxes payable on the property for the 2011/2012 tax year are estimated to be approximately $80,000. More accurate information regarding the applicable annual realty taxes will not be available until such time as the formation of the condominium units is completed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following language replaces in its entirety the disclosure on page 125 of the Prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations.”

In addition to measurements defined by GAAP, our management also considers funds from operations (“FFO”) and modified funds from operations (“MFFO”), each as described below, as supplemental measures of our performance. We present FFO and MFFO because we consider them important supplemental measures of our operating performance and believe they are frequently used by investors and other interested parties in the evaluation of REITS, many of which present FFO and MFFO when reporting their results.

FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of REIT. FFO is defined by the National Association of Real Estate Investment Trusts, Inc (“NAREIT”) as net earnings before depreciation and amortization of real estate assets, gains or losses on dispositions of real estate, (including such non-FFO items reported in discontinued operations). Notwithstanding the widespread reporting of FFO, changes in accounting and reporting rules under GAAP that were adopted after NAREIT’s definition of FFO have prompted a significant increase in the magnitude of non-operating items included in FFO. For example, acquisition expenses and transaction-related expenses, which we intend to fund from the proceeds of our Offering and which we do not view as an expense of operating a property, are now deducted as expenses in the determination of GAAP net income. As a result, we intend to consider a modified FFO, or MFFO, as a supplemental measure when assessing our operating performance. We intend to explain all modifications to FFO and to reconcile MFFO to FFO and FFO to GAAP net income when presenting MFFO information.

Our MFFO has been determined in accordance with the Investment Program Association (“IPA”) definition of MFFO and may not be comparable to MFFO reported by other non listed REITs or traded REITs that do not define the term in accordance with the current IPA definition or that interpret the current IPA definition differently. Our MFFO is FFO excluding straight-line rental revenue, gain on sale of unconsolidated real estate entity and acquisition-related costs expensed with an additional adjustment to add back amounts received or receivable from our advisor or its affiliates in the form of an additional capital contribution (without any corresponding issuance of equity in the form of shares of common stock or preferred stock to the advisor or its affiliates). Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. MFFO may provide investors with a useful indication of our future performance and the sustainability of our current distribution policy upon completion of the acquisition period. However, because MFFO excludes the effects of acquisition costs, which are an important component in the analysis of the historical performance of an asset, MFFO should not be construed as a historic performance measure.

Our calculation of MFFO will exclude the following items and as a result will have the following limitations with its use as compared to net income/(loss):

•	Other non-cash charges not related to the operating performance or our properties. Straight-line rent adjustment, gain on sale of unconsolidated real estate entity and other non-cash charges, if any, may be excluded from MFFO if we believe these charges are not useful in the evaluation of our operating performance. Although these charges will be included in the calculation, and result in an increase or decrease, of net income (loss), these charges are adjustments excluded from MFFO because we believe that MFFO provides useful supplemental information by focusing on the changes in our operating fundamentals rather than on events not related to our core operations. However, the exclusion of impairment limits the usefulness of MFFO as a historical operating performance measure since an impairment indicates that the property’s operating performance has been permanently affected.
•	Acquisition expenses and transaction-related expenses. Although these amounts reduce net income, we fund such costs with proceeds from our offering and acquisition-related indebtedness and do not consider these expenses in the evaluation of our operating performance and determining MFFO.

The calculation of FFO and MFFO may vary from entity to entity because capitalization and expense policies tend to vary from entity to entity. Consequently, our presentation of FFO and MFFO may not be comparable to other similarly titled measures presented by other non-traded REITs. FFO and MFFO have significant limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. FFO and MFFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance. FFO and MFFO does not represent cash generated from operating activities determined in accordance with GAAP and are not measures of liquidity and should be considered in conjunction with reported net income and cash flows from operations computed in accordance with GAAP, as presented in our consolidated financial statements.

Accordingly, we believe that FFO is helpful to our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year over year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which is not immediately apparent from net income. We believe that MFFO is helpful to investors, other interested parties and our management as a measure of operating performance because it excludes charges that management considers more reflective of investing activities or non-operating valuation changes. By providing FFO and MFFO, we present supplemental information that reflects how our management analyzes our long-term operating activities. We believe fluctuations in MFFO are indicative of changes in operating activities and provide comparability in evaluating our performance over time and as compared to other real estate companies that may not be affected by impairments or acquisition activities.

We believe that presenting FFO and MFFO is useful to and will benefit investors and other interested parties by (i) enhancing the ability of the financial community to analyze and compare our operating performance over time through the developing stages of our operations and among other non-traded REITs; (ii) enhance transparency and public confidence in the quality and consistency of our reported results; and (iii) provide standardized information for the evaluation by investors of our operating performance consistent with how our management, advisor and board of directors judge our operating performance and determine operating, financing and distribution policies.

Our calculation of FFO and MFFO may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.

The following subsection is added on page 126 of the Prospectus prior to the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Market Risk.”

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a mechanical calculation using amounts from our audited balance sheet, and is calculated as (1) total book value of our assets less the net value of intangible assets (2) minus total liabilities less the net value of intangible liabilities, (3) divided by the total number of shares of common and preferred stock outstanding. It assumes that the value of real estate, and real estate related assets and liabilities diminish predictably over time as shown through the depreciation and amortization of real estate investments. It also excludes intangible assets. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common and preferred stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including commissions, dealer manager fees and other offering costs. As of December 31, 2010, our net tangible book value per share was $8.56. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at December 31, 2010 was $10.00.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Prior Performance Summary

The following language replaces the disclosure under the heading “Prior Performance Summary” beginning on page 127 of the Prospectus.

Prior Investment Programs

The information presented in this section represents the historical experience of the real estate programs managed or sponsored over the last ten years by Messrs. Schorsch and Kahane. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs. The prior performance of real estate investment programs sponsored by affiliates of Messrs. Schorsch and Kahane and our advisor may not be indicative of our future results. For an additional description of this risk, see “Risk Factors — Risks Related to an Investment in American Realty Capital New York Recovery REIT, Inc. — We have a very limited operating history and have no established financing sources, and the prior performance of other real estate investment programs sponsored by affiliates of our advisor may not be an indication of our future results.” The information summarized below is current as of December 31, 2010 and is set forth in greater detail in the Prior Performance Tables included in this prospectus. In addition, we will provide upon request to us and without charge, a copy of the most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, or the SEC, by any public program within the last 24 months, and for a reasonable fee, a copy of the exhibits filed with such Annual Report.

We intend to conduct this offering in conjunction with future offerings by one or more public and private real estate entities sponsored by American Realty Capital and its affiliates. To the extent that such entities have the same or similar objectives as ours or involve similar or nearby properties, such entities may be in competition with the properties acquired by us. See the section entitled “Conflicts of Interest” in this prospectus for additional information.

Summary Information

During the period from August 2007 (inception of the first public program) to December 31, 2010, affiliates of our advisor have sponsored nine public programs, of which three programs have raised public funds to date, and five non-public programs with similar investment objectives to our program. From August 2007 (inception of the first public program) to December 31, 2010, our public programs which have raised public funds to date, including American Realty Capital Trust, Inc., or ARCT, the Company, and Phillips Edison — ARC Shopping Center REIT, Inc., or PE-ARC, and the programs consolidated into ARCT, which were ARC Income Properties II, LLC and all of the Section 1031 Exchange Programs in existence as of December 31, 2010 described below, had raised $612.7 million from 15,633 investors in public offerings and an additional $65.3 million from 205 investors in a private offering by ARC Income Properties II, LLC and 45 investors in private offerings by the Section 1031 Exchange Programs. The public programs purchased 268 properties with an aggregate purchase price of $972.7 million, including acquisition fees, in 39 states and U.S. territories.

The following table details the percentage of properties by state based on purchase price:

State/Possession	Purchase Price %
Alabama	1.3%
Arizona	0.8%
Arkansas	1.2%
California	10.8%
Colorado	0.4%
Florida	4.5%
Georgia	2.9%
Illinois	4.1%
Indiana	1.3%
Iowa	0.4%
Kansas	3.6%
Kentucky	3.1%
Louisiana	1.3%
Maine	0.4%
Massachusetts	3.7%
Michigan	1.2%
Minnesota	1.2%
Mississippi	0.8%
Missouri	3.8%
Nebraska	0.2%
Nevada	0.3%
New Jersey	3.6%
New Mexico	0.4%
New York	11.1%
North Carolina	1.4%
North Dakota	0.6%
Ohio	2.7%
Oklahoma	1.3%
Oregon	0.5%
Pennsylvania	8.7%
Puerto Rico	3.3%
South Carolina	1.2%
South Dakota	0.3%
Tennessee	0.4%
Texas	8.6%
Utah	3.5%
Virginia	1.1%
Washington	0.3%
West Virginia	3.7%
100%

The properties are all commercial properties comprised of 25.8% freight and distribution facilities, 23.4% retail pharmacies, 14.5% retail bank branches, 6.2% restaurants, 5.8% discount and specialty retail, 4.5% supermarkets and supermarket anchored shopping centers, 4.3% auto services, 3.6% fashion retail, 3.4% home maintenance, 3.4% office/showroom, 2.7% gas/convenience and 2.6% healthcare, based on purchase price. The purchased properties were 36.0% new and 64.0% used, based on purchase price. None of the purchased properties were construction properties. As of December 31, 2010, one property had been sold. The acquired properties were purchased with a combination of proceeds from the issuance of common stock, the issuance of convertible preferred stock, mortgage notes payable, short-term notes payable, revolving lines of credit, long-term notes payable issued in private placements and joint venture arrangements.

During the period from June 2008 (inception of the first non-public program) to December 31, 2010, our non-public programs, which were ARC Income Properties, LLC, ARC Income Properties II, LLC, ARC Income Properties III, LLC, ARC Income Properties IV, LLC and ARC Growth Fund, LLC, had raised $54.3 million from 694 investors. The non-public programs purchased 171 properties with an aggregate purchase price of $247.9 million, including acquisition fees, in 18 states.

The following table details the percentage of properties by state based on purchase price:

State location	Purchase Price %
ALABAMA	0.1%
CONNECTICUT	0.6%
DELAWARE	4.8%
FLORIDA	11.0%
GEORGIA	3.5%
ILLINOIS	6.6%
LOUISIANA	2.3%
MICHIGAN	11.5%
NORTH CAROLINA	0.1%
NEW HAMPSHIRE	0.5%
NEW JERSEY	13.0%
NEW YORK	9.7%
OHIO	10.3%
PENNSYLVANIA	9.5%
SOUTH CAROLINA	8.4%
TEXAS	5.0%
VIRGINIA	1.2%
VERMONT	2.2%
100%

The properties are all commercial single tenant facilities with 81.0% retail banking and 10.5% retail distribution facilities and 8.6% specialty retail. The purchased properties were 11.0% new and 89.0% used, based on purchase price. None of the purchased properties were construction properties. As of December 31, 2010, 53 properties had been sold. The acquired properties were purchased with a combination of equity investments, mortgage notes payable and long term notes payable issued in private placements.

The investment objectives of these programs are different from our investment objectives, which aim to acquire high-quality commercial real estate in the New York MSA, and, in particular, in New York City.

For a more detailed description, please see Table VI in Part II of the registration statement of which this prospectus is a part. In addition, we will provide upon request to us and without charge, the more detailed information in Part II.

Programs of Our Sponsor

American Realty Capital Trust, Inc.

American Realty Capital Trust, Inc., or ARCT, a Maryland corporation, is the first publicly offered REIT sponsored by American Realty Capital. ARCT was incorporated on August 17, 2007, and qualified as a REIT beginning with the taxable year ended December 31, 2008. ARCT commenced its initial public offering of 150.0 million shares of common stock on January 25, 2008. As of March 31, 2011, ARCT had received aggregate gross offering proceeds of approximately $859.1 million from the sale of approximately 87.9 million shares in its initial public offering. On August 5, 2010, ARCT commenced a follow-on offering of $325.0 million in shares of common stock. The initial public offering was set to expire on January 25, 2011.

However, as permitted by Rule 415 of the Securities Act, ARCT has elected to continue its initial public offering until the earlier of July 24, 2011, or the date that the SEC declares the registration statement for the follow-on offering effective. As of March 31, 2011, ARCT had acquired 318 properties, primarily comprised of freestanding, single-tenant retail and commercial properties that are net leased to investment grade and other creditworthy tenants. As of March 31, 2011, ARCT had total real estate investments, at cost, of approximately $1,271.3 million. ARCT intends to liquidate each real property investment eight to ten years from the date purchased. As of December 31, 2010, ARCT had incurred, cumulatively to that date, $73.7 million in offering costs, commissions and dealer manager fees for the sale of its common stock and $18.1 million for acquisition costs related to its portfolio of properties.

Phillips Edison — ARC Shopping Center REIT Inc.

Phillips Edison — ARC Shopping Center REIT Inc., or PE-ARC, a Maryland corporation, is the third publicly offered REIT sponsored by American Realty Capital. PE-ARC was incorporated on October 13, 2009 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2010. PE-ARC filed its registration statement with the SEC on January 13, 2010 and became effective on August 12, 2010. PE-ARC will invest primarily in necessity-based neighborhood and community shopping centers throughout the United States with a focus on well-located grocery-anchored shopping centers that are well occupied at the time of purchase and typically cost less than $20.0 million per property. As of March 31, 2011, PE-ARC had received aggregate gross offering proceeds of $10.3 million from the sale of 1.1 million shares in its public offering. As of March 31, 2011, PE-ARC had acquired two shopping centers for a purchase price of $20.0 million. As of March 31, 2010, PE-ARC had incurred, cumulatively to that date, approximately $5.8 million in offering costs for the sale of its common stock and $0.5 million for acquisition costs related to its portfolio of properties.

American Realty Capital Healthcare Trust, Inc.

American Realty Capital Healthcare Trust, Inc., or ARC HT, a Maryland corporation, is the fourth publicly offered REIT sponsored by American Realty Capital. ARC HT was incorporated on August 23, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2011. ARC HT filed its registration statement with the SEC on August 27, 2010 and the registration statement became effective on February 18, 2011. As of March 31, 2011, the company had not raised any money in connection with the sale of its common stock nor had it acquired any properties.

American Realty Capital — Retail Centers of America, Inc.

American Realty Capital — Retail Centers of America, Inc., or ARC RCA, a Maryland corporation, is the fifth publicly offered REIT sponsored by American Realty Capital. ARC RCA was incorporated on July 29, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2011. ARC RCA filed its registration statement with the SEC on September 14, 2010 and the registration statement became effective on March 17, 2011. As of March 31, 2011, ARC RCA had not raised any money in connection with the sale of its common stock nor had it acquired any properties.

American Realty Capital Trust II, Inc.

American Realty Capital Trust II, Inc. or ARCT II, a Maryland corporation, is the sixth publicly offered REIT sponsored by American Realty Capital. ARCT II was incorporated on September 10, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2011. ARCT II filed its registration statement with the SEC on October 8, 2010, which has not been declared effective by the SEC. As of March 31, 2011, ARCT II had not raised any money in connection with the sale of its common stock nor had it acquired any properties.

ARC — Northcliffe Income Properties, Inc.

ARC — Northcliffe Income Properties, Inc., or ARC — Northcliffe, a Maryland corporation, is the seventh publicly offered REIT sponsored by American Realty Capital. ARC — Northcliffe was incorporated on September 29, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2011. ARC — Northcliffe filed its registration statement with the SEC on October 12, 2010, which has not been declared effective by the SEC. As of March 31, 2011, ARC — Northcliffe had not raised any money in connection with the sale of its common stock nor had it acquired any properties.

American Realty Capital Trust III, Inc.

American Realty Capital Trust III, Inc., or ARCT III, a Maryland corporation, is the eighth publicly offered REIT sponsored by American Realty Capital. ARCT III was incorporated on October 15, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2011. ARCT III filed its registration statement with the SEC on November 2, 2010 and the registration statement became effective on March 31, 2011. As of March 31, 2011, ARCT III had not raised any money in connection with the sale of its common stock nor had it acquired any properties.

American Realty Capital Properties, Inc.

American Realty Capital Properties, Inc., or ARCP, a Maryland corporation, is the ninth publicly offered REIT sponsored by the American Realty Capital group of companies. ARCP was incorporated on December 2, 2010 and intends to qualify as a REIT beginning with the taxable year ending December 31, 2011. ARCP filed its registration statement with the SEC on February 11, 2011, which has not been declared effective by the SEC. As of March 31, 2011, ARCP had not raised any money in connection with the sale of its common stock nor had it acquired any properties.

Liquidity of Public Programs

FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by American Realty Capital, our sponsor. American Realty Capital has sponsored the following other public programs: ARCT, ARC HT, ARCT II, ARC RCA, PE-ARC, ARC — Northcliffe, ARCT III, ARCP and BDCA. Although the prospectus for each of these public programs states a date or time period by which it may be liquidated, each of ARCT II, ARCT III, ARC RCA, ARC — Northcliffe and ARCP are currently in registration with the SEC and ARCT, ARC HT, PE-ARC and BDCA are in their offering and acquisition stages. None of these public programs have reached the stated date or time period by which they may be liquidated.

Private Note Programs

ARC Income Properties, LLC implemented a note program that raised aggregate gross proceeds of $19.5 million. The net proceeds were used to acquire, and pay related expenses in connection with, a portfolio of 65 bank branch properties triple-net leased to RBS Citizens, N.A. and Citizens Bank of Pennsylvania. Thepurchase price for those bank branch properties also was funded with proceeds received from mortgage loans, as well as equity capital invested by American Realty Capital II, LLC. Such properties contain approximately 323,000 square feet with a purchase price of approximately $98.8 million. The properties are triple-net leased for a primary term of five years and include extension provisions. The notes issued under this note program by ARC Income Properties, LLC were sold by our dealer manager through participating broker-dealers.

ARC Income Properties II, LLC implemented a note program that raised aggregate gross proceeds of $13.0 million. The net proceeds were used to acquire, and pay related expenses in connection with, a portfolio of 50 bank branch properties triple-net leased to PNC Bank. The purchase price for the portfolio of bank branch properties also was funded with proceeds received from a mortgage loan, as well as equity capital raised by ARCT in connection with its public offering of equity securities. The properties are triple-net leased with a primary term of ten years with a 10% rent increase after five years. The notes issued under this note program by ARC Income Properties II, LLC were sold by our dealer manager through participating broker-dealers.

ARC Income Properties III, LLC implemented a note program that raised aggregate gross proceeds of $11.2 million. The net proceeds were used to acquire, and pay related expenses in connection with the acquisition of a distribution facility triple-net leased to Home Depot. The purchase price for the property was also funded with proceeds received from a mortgage loan. The property has a primary lease term of twenty years which commenced on January 30, 2010 with a 2% escalation each year. The notes issued under this note program by ARC Income Properties III, LLC were sold by our dealer manager through participating broker-dealers.

ARC Income Properties IV, LLC implemented a note program that raised proceeds of $5.4 million. The proceeds were used to acquire and pay related expenses in connection with the acquisition of six Tractor

Supply stores. An existing mortgage loan of $16.5 million was assumed in connection with the acquisition. The properties had a remaining average lease term of 11.8 years with a 6.25% rental escalation every five years. The notes issued under this program by ARC Income Properties IV, LLC were sold by Realty Capital Securities through participating broker dealers.

ARC Growth Fund, LLC

ARC Growth Fund, LLC is a non-public real estate program formed to acquire vacant bank branch properties and opportunistically sell such properties, either while vacant or subsequent to leasing the bank branch to a financial institution or other third-party tenant. Total gross proceeds of approximately $7.9 million were used to acquire, and pay related expenses in connection with, a portfolio of vacant bank branches. The purchase price of the properties also was funded with proceeds received from a one-year revolving warehouse facility. The purchase price for each bank branch is derived from a formulated price contract entered into with a financial institution. During the period from July 2008 to January 2009, ARC Growth Fund, LLC acquired 54 vacant bank branches from Wachovia Bank, N.A., under nine separate transactions. Such properties contain aggregate of approximately 230,000 square feet with a gross purchase price of approximately $63.6 million. As of December 31, 2010, all properties were sold, 28 of which were acquired and simultaneously sold, resulting in an aggregate gain of approximately $4.8 million.

Section 1031 Exchange Programs

American Realty Capital Exchange, LLC, or ARCX, an affiliate of American Realty Capital, developed a program pursuant to which persons selling real estate held for investment can reinvest the proceeds of that sale in another real estate investment in an effort to obtain favorable tax treatment under Section 1031 of the Internal Revenue Code of 1986, as amended, or the Code, or a Section 1031 Exchange Program. ARCX acquires real estate to be owned in co-tenancy arrangements with persons desiring to engage in such like-kind exchanges. ARCX acquires the subject property or portfolio of properties and, either concurrently with or following such acquisition, prepares and markets a private placement memorandum for the sale of co-tenancy interests in that property. ARCX has engaged in four Section 1031 Exchange Programs raising aggregate gross proceeds of $10,080,802.

American Realty Capital Operating Partnership, L.P. purchased a Walgreens property in Sealy, TX under a tenant in common structure with an unaffiliated third party. The third party’s investment of $1.1 million represented a 44.0% ownership interest in the property. The remaining interest of 56% will be retained by American Realty Capital Operating Partnership, L.P. To date, $1,100,000 has been accepted by American Realty Capital Operating Partnership, L.P. pursuant to this program.

American Realty Capital Operating Partnership, L.P., an affiliate of American Realty Capital, previously had transferred 49% of its ownership interest in a Federal Express distribution facility, located in Snowshoe, Pennsylvania, and a PNC Bank branch, located in Palm Coast, Florida, to American Realty Capital DST I, or ARC DST I, a Section 1031 Exchange Program. Realty Capital Securities, LLC, our dealer manager, has offered membership interests of up to 49%, or $2,567,000, in ARC DST I to investors in a private offering. The remaining interests of no less than 51% will be retained by American Realty Capital Operating Partnership, L.P. To date, cash payments of $2,567,000 have been accepted by American Realty Capital Operating Partnership, L.P. pursuant to this program.

American Realty Capital Operating Partnership, L.P. also has transferred 35.2% of its ownership interest in a PNC Bank branch location, located in Pompano Beach, Florida, to American Realty Capital DST II, or ARC DST II, a Section 1031 Exchange Program. Realty Capital Securities, our dealer manager, has offered membership interests of 35.2%, or $493,802, in ARC DST II to investors in a private offering. The remaining interests of no less than 64.8% will be retained by American Realty Capital Operating Partnership, L.P. To date, cash payments of $493,802 have been accepted by American Realty Capital Operating Partnership, L.P pursuant to this program.

American Realty Capital Operating Partnership, L.P. also has transferred 49% of its ownership interest in three CVS properties, located in Smyrna, Georgia, Chicago, Illinois and Visalia, California, to American Realty Capital DST III, or ARC DST III, a Section 1031 Exchange Program. Realty Capital Securities, our dealer manager, has offered membership interests of up to 49%, or $3,050,000, in ARC DST III to investors in a private offering. The remaining interests of no less than 51% will be retained by American Realty Capital Operating Partnership, L.P. To date, cash payments of $3,050,000 have been accepted by American Realty Capital Operating Partnership, L.P. pursuant to this program.

American Realty Capital Operating Partnership, L.P. has transferred 49% of its ownership interest in six Bridgestone Firestone properties, located in Texas and New Mexico, to American Realty Capital DST IV, or ARC DST IV, a Section 1031 Exchange Program. Realty Capital Securities, our dealer manager, has offered membership interests of up to 49%, or $7,294,000, in ARC DST IV to investors in a private offering. The remaining interests of no less than 51% will be retained by American Realty Capital Operating Partnership, L.P. To date, cash payments of $7,294,000 have been accepted by American Realty Capital Operating Partnership, L.P. pursuant to this program.

American Realty Capital Operating Partnership, L.P. also has sold 24.9% of its ownership interest in a Jared Jewelry property located in Lake Grove, NY, under a tenant-in-common structure with an unaffiliated third party. The remaining interest of 75.1% will be retained by American Realty Capital Operating Partnership, L.P. To date cash payments of $575,000 have been accepted by American Realty Capital Operating Partnership, L.P. pursuant to this program.

Other Investment Programs of Mr. Schorsch and Mr. Kahane

American Realty Capital, LLC

American Realty Capital, LLC began acquiring properties in December 2006. During the period of January 1, 2007 to December 31, 2007 American Realty Capital, LLC acquired 73 property portfolios, totaling just over 1,767,000 gross leasable square feet for an aggregate purchase price of approximately $407.5 million. These properties included a mixture of tenants, including Hy Vee supermarkets, CVS, Rite Aid, Walgreens, Harleysville bank branches, Logan’s Roadhouse Restaurants, Tractor Supply Company, Shop N Save, FedEx, Dollar General and Bridgestone Firestone. The underlying leases within these acquisitions ranged from 10 to 25 years before any tenant termination rights, with a dollar-weighted-average lease term of approximately 21 years based on rental revenue. During the period of April 1, 2007 through October 20, 2009, American Realty Capital, LLC sold nine properties: four Walgreens drug stores, four Logan’s Roadhouse Restaurants and one CVS pharmacy for total sales proceeds of $50.2 million.

American Realty Capital, LLC has operated in three capacities: as a joint-venture partner, as a sole investor and as an advisor. No money was raised from investors in connection with the properties acquired by American Realty Capital, LLC. All American Realty Capital, LLC transactions were done with the equity of the principals or joint-venture partners of American Realty Capital, LLC. In instances where American Realty Capital, LLC was not an investor in the transaction, but rather solely an advisor, American Realty Capital, LLC typically performed the following advisory services:

•	identified potential properties for acquisition;
•	negotiated letters of intent and purchase and sale contracts;
•	obtained financing;
•	performed due diligence;
•	closed properties;
•	managed properties; and
•	sold properties.

Information on properties and leasehold interests acquired by American Realty Capital, LLC during the 12 months ended December 31, 2007 (dollar amounts in thousands):

Tenant-Location	Investment Structure	Date	Number of Buildings	Gross Leasable Space	Mortgage Financing	Purchase Price(1)
Hy Vee – Cedar Rapids, IA	ARC-JV	December-06	1	86,240	$11,622	$13,167
Hy Vee – W. Des Moines, IA	ARC-JV	December-06	1	79,634	10,375	11,777
Hy Vee – W. Des Moines, IA	ARC-JV	December-06	1	80,194	12,085	13,669
Hy Vee – Columbus, NE	ARC-JV	December-06	1	77,667	9,243	10,506
Hy Vee – Olathe, KS	ARC-JV	December-06	1	71,312	11,203	12,698
Walgreens – Natchez, MS	ARC-JV	December-06	1	14,820	3,910	4,568
CVS – Vero Beach, FL	ARC-JV	December-06	1	413,747	29,750	33,891
Walgreens – Loganville, GA	ARC-JV	December-06	1	14,490	5,610	6,563
CVS – Chester, NY	ARC-JV	December-06	1	15,521	6,029	7,015
Rite Aid – Shelby Township, MI	ARC-ADVISOR	December-06	1	11,180	3,086	3,928
Rite Aid – Coldwater, MI	ARC-ADVISOR	December-06	1	11,180	2,657	3,308
Walgreens – New Castle, PA	ARC-JV	January-07	1	14,280	4,780	5,476
Walgreens – Holland, MI	ARC-JV	January-07	1	14,658	5,968	6,939
Walgreens – Guynabo, PR	ARC-ADVISOR	January-07	1	15,750	9,700	11,145
Eckerd – McDonough, GA	ARC-ADVISOR	January-07	1	13,824	3,500	4,466
Rite Aid – New Philadelphia, OH	ARC-JV	February-07	1	11,157	4,528	5,553
Walgreens – Clarence, NY	ARC-JV	February-07	1	14,820	4,114	4,639
Walgreens – Carolina, PR	ARC-ADVISOR	March-07	1	15,660	8,100	9,409
Logan’s Roadhouse Portfolio – Various Locations	ARC-JV	April-07	15	119,331	45,200	58,788
Walgreens – Windham, ME	ARC-JV	April-07	1	14,820	6,596	7,392
Tractor Supply Co. – Carthage, TX	ARC-JV	May-07	1	19,097	2,192	2,657
CVS – Douglasville, GA	ARC-JV	May-07	1	14,574	4,420	5,008
Rite Aid – Flatwoods, KY	ARC-JV	June-07	1	11,154	3,600	4,380
Shop N Save – Moline Acres, MO	ARC-JV	June-07	1	51,538	5,675	6,840
CVS – Haverhill, MA	ARC-JV	June-07	1	15,214	6,664	7,812
Tractor Supply Co. – Granbury, TX	ARC-JV	June-07	1	24,764	2,586	3,275
Tractor Supply Co. – Lubbock, TX	ARC-JV	June-07	1	29,954	3,153	3,981
Tractor Supply Co. – Odessa, TX	ARC-JV	July-07	1	22,670	2,871	3,624
Walgreens & Petco – North Andover, MA	ARC-JV	July-07	2	29,512	13,390	15,304
Rite Aid – New Salisbury, IN	ARC-JV	July-07	1	14,703	2,954	3,588
Walgreens – Hampstead, NH	ARC-JV	July-07	1	14,820	5,804	6,601
Tractor Supply Co. – Shreveport, LA	ARC-JV	August-07	1	19,097	3,078	3,769
Bridgestone Firestone – St. Peters, MO	ARC-ADVISOR	August-07	1	7,654	1,290	1,841
Dollar General – Independence, KY	ARC-ADVISOR	August-07	1	9,014	580	870
Dollar General – Florence, KY	ARC-ADVISOR	August-07	1	9,014	566	870
Dollar General – Lancaster, OH	ARC-ADVISOR	August-07	1	9,014	590	888
Fed Ex – Snow Shoe, PA(2)	ARC-JV	August-07	1	53,675	6,965	10,067
Rite Aid – Salem, OH	ARC-JV	August-07	1	14,654	4,928	6,003
Rite Aid – Cadiz, OH(2)	ARC	August-07	1	11,335	1,240	1,695
Rite Aid – Carrollton, OH(2)	ARC	August-07	1	12,613	1,730	2,342
Rite Aid – Lisbon, OH(2)	ARC	August-07	1	10,141	1,090	1,493
Rite Aid – Liverpool, OH(2)	ARC	August-07	1	11,362	1,630	2,217
Walgreens – New Bedford, MA(3)	ARC-JV	August-07	1	15,272	6,564	7,960
Walgreens – South Yarmouth, MA(3)	ARC-JV	August-07	1	9,996	6,355	7,206
Walgreens – Derry, NH(3)	ARC-JV	August-07	1	14,820	6,660	7,514
Walgreens – Staten Island, NY(3)	ARC-JV	August-07	1	11,056	7,905	8,928
Walgreens – Berlin, CT(3)	ARC-JV	August-07	1	14,820	6,715	7,576

Tenant-Location	Investment Structure	Date	Number of Buildings	Gross Leasable Space	Mortgage Financing	Purchase Price(1)
Tractor Supply – DeRidder, LA	ARC-JV	September-07	1	20,850	2,580	3,193
Walgreens – Woodbury, NJ(3)	ARC-JV	September-07	1	13,650	6,120	7,149
Walgreens – Prairie Du Chien, WI(3)	ARC-JV	October-07	1	14,820	3,400	3,858
Walgreens – Melrose, MA(3)	ARC-JV	October-07	1	21,405	8,075	9,113
Rite-Aid – Pittsburgh, PA(2)	ARC	October-07	1	14,564	4,111	6,190
Rite-Aid – Carlisle, PA(2)	ARC-ADVISOR	October-07	1	14,673	3,008	4,529
Walgreens – Mt. Ephraim, NJ	ARC-ADVISOR	October-07	1	14,379	8,033	9,436
Walgreens – Dover, NH	ARC-ADVISOR	November-07	1	14,418	6,235	7,226
Walgreens – Worcester, MA	ARC-ADVISOR	November-07	1	13,354	8,500	9,812
Walgreens – Brockton, MA	ARC-ADVISOR	November-07	1	13,204	8,571	9,743
Walgreens – Providence, RI	ARC-ADVISOR	November-07	1	14,491	4,182	4,899
Walgreens – Newcastle, OK	ARC-ADVISOR	December-07	1	14,820	3,910	4,428
Walgreens – Branford, CT	ARC-ADVISOR	December-07	1	13,548	7,310	8,286
Walgreens – Londonderry, NH	ARC-ADVISOR	December-07	1	12,303	6,666	7,578
BOA – Londonderry, NH	ARC-ADVISOR	December-07	1	2,812	861	980
Harleysville Bank Portfolio – PA(2)	ARC	December-07	15	178,000	31,000	41,000
Total 12/2006 and 2007 (As of 12/31/2007)			92	1,983,113	$421,813	$506,626

(1)	Purchase price includes the cost of the property, closing costs and acquisition fees if applicable.
(2)	Properties were sold to American Realty Capital Trust.
(3)	Properties sold to partner in 2007.

ARC-JV — American Realty Capital acted as advisor and American Realty Capital or its principals acted as investor(s) alongside a JV partner

ARC-ADVISOR — American Realty Capital acted as advisor and neither it nor its principals invested alongside the equity

ARC — American Realty Capital acted as advisor and sole investor with no JV partners

Information on properties sold by American Realty Capital, LLC during April 2007 through October 31, 2009 (dollar amounts in thousands):

Tenant-Location	Date Acquired	Date of Sale	Selling Price Net of Closing Costs	Cost of Properties Including Closing and Other Costs	Excess of Property Operating Cash Receipts Over Cash Expenditures	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvement Closing and Soft Costs	Total
Walgreens – Windham(1)	April-07	July-07	7,843	7,392	37	1,008	6,596	7,641	6,596	796	7,392
Walgreens – Hampstead	July-07	July-07	6,794	6,601	22	968	5,804	6,794	5,804	797	6,601
Logans – Murfreesboro	April-07	Dec-07	4,247	3,883	132	1,025	3,090	4,247	3,090	793	3,883
Logans – Beaver Creek	April-07	Dec-07	5,254	4,808	122	1,302	3,830	5,254	3,830	978	4,808
Walgreens – Clarence	February-07	March-08	4,781	4,639	44	653	4,114	4,811	4,114	525	4,639
Walgreens – Logansville	March-06	April-08	6,865	6,563	81	1,234	5,610	6,925	5,610	953	6,563
CVS – Chester	December-06	April-08	7,297	7,015	92	1,214	6,029	7,335	6,029	986	7,015
Logan’s – Savannah	April-07	October-08	4,042	3,918	77	915	3,110	4,102	3,110	808	3,918
Logan’s – Austin	April-07	October-08	3,031	2,929	57	690	2,330	3,077	2,330	599	2,929

(1)	Net selling price includes a $202,000 tax withholding for the state of Maine. These monies will be returned upon filing of state tax returns.

Nicholas S. Schorsch

During the period from 1998 to 2002, our sponsor, Nicholas S. Schorsch, sponsored seven private programs, consisting of First States Properties, L.P., First States Partners, L.P., First States Partners II, First States Partners III, First States Holdings, Chester Court Realty and Dresher Court Realty, which raised approximately $38.3 million from 93 investors and acquired properties with an aggregate purchase price of approximately $272.3 million. These private programs, or Predecessor Entities, financed their investments with investor equity and institutional first mortgages. These properties are located throughout the United States as indicated in the table below. Ninety-four percent of the properties acquired were bank branches and 6% of the properties acquired were office buildings. None of the properties included in the aforesaid figures were newly constructed. Each of these Predecessor Entities is similar to our program because they invested in long-term net lease commercial properties. The Predecessor Entities properties are located as follows:

State	No. of Properties	Square Feet
PA	34	1,193,741
NJ	38	149,351
SC	3	65,992
KS	1	17,434
FL	4	16,202
OK	2	13,837
MO	1	9,660
AR	4	8,139
NC	2	7,612
TX	1	6,700

American Financial Realty Trust

In 2002, American Financial Realty Trust (AFRT) was founded by Nicholas S. Schorsch. In September and October 2002, AFRT sold approximately 40.8 million common shares in a Rule 144A private placement. These sales resulted in aggregate net proceeds of approximately $378.6 million. Simultaneous with the sale of such shares, AFRT acquired certain real estate assets from a predecessor entity for an aggregate purchase price of $230.5 million, including the assumption of indebtedness, consisting of a portfolio of 87 bank branches and six office buildings containing approximately 1.5 million rentable square feet. Mr. Schorsch was the President, CEO and Vice-Chairman of AFRT since its inception as a REIT in September 2002 until August 2006. Mr. Kahane was the Chairman of the Finance Committee of AFRT’s Board of Trustees since its inception as a REIT in September 2002 until August 2006. AFRT went public on the New York Stock Exchange in June 2003 in what was at the time the second largest real estate investment trust initial public offering in U.S. history, raising over $800 million. Three years following its initial public offering, AFRT was an industry leader, acquiring over $4.3 billion in assets, over 1,110 properties (net of dispositions) in more than 37 states and over 35.0 million square feet with 175 employees and a well diversified portfolio of bank tenants.

On April 1, 2008, AFRT was acquired by Gramercy Capital Corp. Neither Mr. Schorsch nor Mr. Kahane owned an equity interest in AFRT at the time of the acquisition, and neither Mr. Schorsch nor Mr. Kahane currently owns any equity interest in AFRT.

Adverse Business Developments and Conditions

AFRT maintained a leveraged balance sheet. Net total debt to total real estate investments as of December 31, 2006 was approximately 55%, with $233.9 million of variable rate debt. As of June 30, 2007, according to published information provided by the National Association of Real Estate Investment Trusts, Inc, or NAREIT, the debt ratio of all office REITs covered by the NAREIT’s REIT WATCH was approximately 44%. The amount of indebtedness may adversely affect their ability to repay debt through refinancings. If they are unable to refinance indebtedness on acceptable terms, or at all, they might be forced to dispose of one or more of their properties on unfavorable terms, which might result in losses to them and which might adversely affect cash available for distributions to shareholders. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, interest expense would increase, which could have a material adverse effect on their operating results and financial condition and their ability to pay dividends to shareholders at historical levels or at all.

The net losses incurred by ARCT, the Company, ARC Income Properties, LLC, ARC Income Properties II, LLC, ARC Income Properties III, LLC and ARC Income Properties IV, LLC are primarily attributable to non-cash items and acquisition expenses incurred for purchases of properties which are not ongoing expenses for the operation of the properties and not the impairment of the programs’ real estate assets. With respect to ARCT, our largest program to date, for the years ended December 31, 2010 and 2009, the entire net loss was attributable to depreciation and amortization expenses incurred on the properties during the ownership period; and for the year ended December 31, 2008, 71% of the net losses were attributable to depreciation and amortization, and the remaining 29% of the net losses was attributable to the fair market valuation of certain derivative investments held.

Additionally, each of ARC Income Properties, LLC, ARC Income Properties II, LLC, ARC Income Properties III, LLC and ARC Income Properties IV, LLC is an offering of debt securities. Despite incurring net losses during certain periods, all anticipated distributions to investors have been paid on these programs through interest payments on the debt securities. The equity interests in each of these entities are owned by Nicholas Schorsch and William Kahane and their respective families. Any losses pursuant to a reduction in value of the equity in any of these entities (which has not occurred and which is not anticipated), will be borne by Messrs. Schorsch and Kahane and their respective families.

Although a portion of the ARCT distributions were paid from proceeds received from the offering, as the property portfolio has increased, cash flow from operations has improved and, in 2010, a greater proportion of cash flow from operations was used to pay distributions than in 2009. ARCT’s affiliated advisor and property manager each waived certain fees due from ARCT in order to provide additional capital to ARCT for purposes of distribution coverage, not due to adverse business conditions. Our advisor and property manager have committed to waive fees in the future in order to cover distribution payments.

ARC Growth Fund, LLC was different from our other programs in that all of the properties were vacant when the portfolio was purchased and the properties were purchased with the intention of reselling them. Losses from operations represent carrying costs on the properties as well as acquisition and disposition costs in addition to non-cash depreciation and amortization costs. Upon final distribution in 2010, all investors received their entire investment plus an incremental return based on a percentage of their initial investment and the sponsor retained the remaining available funds and four properties which were unsold at the end of the program.

None of the referenced programs have been subject to any tenant turnover and have experienced a non-renewal of only two leases. Further, none of the referenced programs have been subject to mortgage foreclosure or significant losses on the sales of properties.

Attached hereto as Appendices A-1 and A-2 is further prior performance information on AFRT and Nicholas S. Schorsch, respectively.

Other than as disclosed above, there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors, including as a result of recent general economic conditions.

Share Repurchase Program

The following language replaces the sentence added in Supplement No. 4 to the end of the disclosure under the heading “Share Repurchase Program” beginning on page 169 of the Prospectus.

As of March 31, 2011, we had not received any requests to redeem shares of common stock pursuant to our share repurchase program.

Experts

The following information supplements the disclosure under the heading “Experts” on page 199 of the Prospectus.

The consolidated financial statements of American Realty Capital New York Recovery REIT, Inc. appearing in American Realty Capital New York Recovery REIT, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, (including the financial statement schedule therein) have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Incorporation of Certain Information by Reference

The following section is added to page 199 of our Prospectus immediately after the section entitled “Experts.”

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. You may read and copy any document we have electronically filed with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. In addition, any document we have electronically filed with the SEC is available at no cost to the public over the Internet at the SEC’s website at www.sec.gov. You can also access documents that are incorporated by reference into this prospectus at the website maintained by our sponsor, http://www.americanrealtycap.com.

The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on March 28, 2011;
•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 filed with the SEC on November 15, 2010;
•	Current Report on Form 8-K filed with the SEC on September 24, 2010;
•	Current Report on Form 8-K filed with the SEC on October 6, 2010;
•	Current Report on Form 8-K filed with the SEC on December 7, 2010;
•	Current Report on Form 8-K filed with the SEC on December 13, 2010;
•	Current Report on Form 8-K/A filed with the SEC on February 11, 2011;
•	Current Report on Form 8-K filed with the SEC on April 21, 2011; and
•	Definitive Proxy Statement in respect of our 2010 meeting of stockholders filed with the SEC on April 20, 2011.

We will provide to each person to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the reports or documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, write or call us at Three Copley Place, Suite 3300, Boston, MA 02116, 1-866-771-2088, Attn: Investor Services. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

Appendix A — Prior Performance Tables

The following language replaces the information under the heading “Appendix A — Prior Performance Tables” on pages A-1 to A-14 of the Prospectus.

The tables below provide summarized information concerning other programs sponsored or co-sponsored by the American Realty Capital group of companies, including American Realty Capital Trust, Inc. and Phillips Edison — ARC Shopping Center REIT Inc., each American Realty Capital-sponsored or co-sponsored publicly registered REITs, the private note programs implemented by ARC Income Properties, LLC, ARC Income Properties II, LLC, ARC Income Properties III, LLC ARC Income Properties IV, LLC and ARC Growth Fund, LLC. The information contained herein is included solely to provide prospective investors with background to be used to evaluate the real estate experience of our sponsors and their affiliates. We do not believe that our affiliated programs currently in existence are in direct competition with our investment objectives. American Realty Capital Trust, Inc. and the private note programs implemented by ARC Income Properties, LLC, ARC Income Properties II, LLC, ARC Income Properties III, LLC and ARC Income Properties IV, LLC are net lease programs focused on providing current income through the payment of cash distributions, while ARC Growth Fund, LLC was formed to acquire vacant bank branch properties and opportunistically sell such properties and Phillips Edison — ARC Shopping Center REIT Inc. was formed to acquire necessity-based neighborhood and community shopping centers throughout the United States. The investment objectives of these affiliated programs differ from our investment objectives, which aim to acquire high-quality commercial real estate in the New York MSA, and, in particular, in New York City and maximize total returns through a combination of realized appreciation and current income. For additional information see the section entitled “Prior Performance Summary.”

THE INFORMATION IN THIS SECTION AND THE TABLES REFERENCED HEREIN SHOULD NOT BE CONSIDERED AS INDICATIVE OF HOW WE WILL PERFORM. THIS DISCUSSION REFERS TO THE PERFORMANCE OF PRIOR PROGRAMS AND PROPERTIES SPONSORED BY OUR SPONSOR OR ITS AFFILIATES OVER THE PERIODS LISTED THEREIN. IN ADDITION, THE TABLES INCLUDED WITH THIS PROSPECTUS (WHICH REFLECT RESULTS OVER THE PERIODS SPECIFIED IN EACH TABLE) DO NOT MEAN THAT WE WILL MAKE INVESTMENTS COMPARABLE TO THOSE REFLECTED IN SUCH TABLES. IF YOU PURCHASE SHARES IN AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC., YOU WILL NOT HAVE ANY OWNERSHIP INTEREST IN ANY OF THE REAL ESTATE PROGRAMS DESCRIBED IN THE TABLES (UNLESS YOU ARE ALSO AN INVESTOR IN THOSE REAL ESTATE PROGRAMS).

YOU SHOULD NOT CONSTRUE INCLUSION OF THE FOLLOWING INFORMATION AS IMPLYING IN ANY MANNER THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE INFORMATION BELOW BECAUSE THE YIELD AND CASH AVAILABLE AND OTHER FACTORS COULD BE SUBSTANTIALLY DIFFERENT IN OUR PROPERTIES.

The following tables are included herein:

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS FOR PUBLIC PROGRAM PROPERTIES

Table I provides a summary of the experience of American Realty Capital II, LLC and its affiliates as a sponsor in raising and investing funds for (i) American Realty Capital Trust, Inc. as of and for the period from its inception on August 17, 2007 through December 31, 2010, and (ii) Phillips Edison — ARC Shopping Center REIT, Inc. as of and for the period from its inception on October 13, 2009 through December 31, 2010. Information is provided as to the manner in which the proceeds of the offerings have been applied and the timing and length of this offering. Proceeds raised by each of American Realty Capital Trust, Inc. and Phillips Edison — ARC Shopping Center REIT, Inc. have been invested over time as investment opportunities have arisen and no specific time period has been set for the investment of 90% of the funds. American Realty Capital Trust, Inc. is an ongoing offering through the earlier of July 24, 2011 or the date the SEC declares the registration statement for American Realty Capital Trust, Inc.’s follow-on offering effective, and proceeds are currently being raised through the offering period.

	American Realty Capital Trust Inc.			Phillips Edison — ARC Shopping Center REIT, Inc.
(dollars in thousands)			Percentage of total Dollar Amount Raised		Percentage of total Dollar Amount Raised
	(dollars in thousands)			(dollars in thousands)
Dollar amount offered	$1,500,000			$1,500,000
Dollar amount raised	603,399			6,400
Dollar amount raised from non-public program and private investments	37,460	(1)		—
Dollar amount raised from sponsor and affiliates from sale of special partnership units, and 20,000 of common stock(2)	200			200
Total dollar amount raised(3)	$641,059		100.00%	$6,600	100.00%
Less offering expenses:
Selling commissions and discounts retained by affiliates	$53,466		8.34%	$—	0.00%
Organizational expenses	20,198		3.15%	183	2.77%
Other	—		0.00%	—	0.00%
Reserves	—		0.00%	—	0.00%
Available for investment	$567,395		88.51%	$6,417	97.23%
Acquisition costs:
Prepaid items related to purchase of property	$—		0.00%	$—	0.00%
Cash down payment	501,974	(4)	78.30%	5,782	87.61%
Acquisition fees	16,897		2.64%	467	7.08%
Other	—		0.00%	—	0.00%
Total acquisition costs	$518,871		80.94%	$6,249	94.68%
Percentage leverage (mortgage financing divided by total acquisition costs)	72.7	%(5)		71.0%
Date offering began	3/18/2008			8/12/2010
Number of offerings in the year	1			1
Length of offerings (in months)	39			36
Months to invest 90% of amount available for investment (from beginning of the offering)(6)	NA			NA

(1)	American Realty Capital Trust, Inc. sold non-controlling interests in certain properties in nine separate arrangements. The total amount contributed in these arrangements was $24.5 million. In addition, $13.0 million was raised in a private offering of debt securities through ARC Income Properties II, LLC. The structure of these arrangements and program is such that they are required to be consolidated with the results of American Realty Capital Trust, Inc. and therefore are included with this program. ARC Income Properties II, LLC. is also included as a stand-alone program and is included separately in information about private programs.
(2)	Represents initial capitalization of the company by the sponsor and was prior to the effectiveness of the common stock offering.
(3)	Offerings are not yet completed, funds are still being raised.
(4)	Includes $12.0 million investment made in joint venture with ARC New York Recovery REIT, Inc. for the purchase of real estate.
(5)	Total acquisition costs of the properties exclude $377.2 million purchased with mortgage financing. Including mortgage financing, the total acquisition purchase price was $872.3 million. The leverage ratio was 42.7% at December 31, 2010.
(6)	As of December 31, 2010 these offerings are still in the investment period and have not invested 90% of the amount offered. Assets are acquired as equity becomes available.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS FOR NON-PUBLIC PROGRAM PROPERTIES

Table I provides a summary of the experience of the American Realty Capital II, LLC and its affiliates as a sponsor in raising and investing funds in ARC Income Properties LLC from its inception on June 5, 2008 to December 31, 2010, ARC Income Properties II, LLC from its inception on August 12, 2008 to December 31, 2010, ARC Income Properties III, LLC from its inception on September 29, 2009 to December 31, 2010, ARC Income Properties IV, LLC from its inception on June 23, 2010 to December 31, 2010, and ARC Growth Fund, LLC from its inception on July 24, 2008 to December 31, 2010. Information is provided as to the manner in which the proceeds of the offerings have been applied, the timing and length of this offering and the time period over which the proceeds have been invested.

	ARC Income Properties, LLC			ARC Income Properties II, LLC			ARC Income Properties, III, LLC			ARC Income Properties, IV, LLC			ARC Growth Fund, LLC
(dollars in thousands)			Percentage of Total Dollar Amount Raised			Percentage of Total Dollar Amount Raised			Percentage of Total Dollar Amount Raised			Percentage of Total Dollar Amount Raised			Percentage of Total Dollar Amount Raised
Dollar amount offered	$19,537			$13,000			$11,243			$5,350			$7,850
Dollar amount raised	19,537			13,000			11,243			5,215			5,275
Dollar amount contributed from sponsor and affiliates(1)	1,975			—			—			—			2,575
Total dollar amount raised	$21,512		100.00%	$13,000		100.00%	$11,243		100.00%	$5,215		100.00%	$7,850		100.00%
Less offering expenses:
Selling commissions and discounts retained by affiliates	$1,196		5.56%	$323		2.48%	$666		5.92%	$397		7.61%	$—		0.00%
Organizational expenses	—		0.00%	—		0.00%	—		0.00%	—		0.00%	—		0.00%
Other	—		0.00%	—		0.00%	—		0.00%	—		0.00%	—		0.00%
Reserves	—		0.00%	—		0.00%	—		0.00%	—		0.00%	—		0.00%
Available for investment	$20,316		94.44%	$12,677		97.52%	$10,577		94.08%	$4,818		92.39%	$7,850		100.00%
Acquisition costs:
Prepaid items and fees related to purchased property	$—		0.00%	$—		0.00%	$—		0.00%	$—		0.00%	$—		0.00%
Cash down payment	11,302		52.54%	9,086		69.89%	9,895		88.01%	4,780		91.66%	5,440		69.30%
Acquisition fees	7,693		35.76%	2,328		17.91%	682		6.07%	—		0.00%	2,410		30.70%
Other	—		0.00%	—		0.00%	—		0.00%	—		0.00%	—		0.00%
Total acquisition costs	$18,995	(2)	88.30%	$11,414	(3)	87.80%	$10,577	(4)	94.08%	$4,780	(5)	91.66%	$7,850	(6)	100.00%
Percentage leverage (mortgage financing divided by total acquisition costs)	434.97%			292.61%			141.19%			344.35%			253.20%
Date offering began	6/05/2008			8/12/2008			9/29/2009			6/23/2011			7/24/2008
Number of offerings in the year	1			1			1			1			1
Length of offerings (in months)	7			4			3			4			1
Months to invest 90% of amount available for investment (from the beginning of the offering)	7			4			3			4			1

(1)	Includes separate investment contributed by sponsor and affiliates for purchase of portfolio properties and related expenses.
(2)	Total acquisition costs of properties exclude $82.6 million purchased with mortgage financing. Including borrowings, the total acquisition purchase price was $101.6 million. The leverage ratio was 83.6% at December 31, 2010.
(3)	Total acquisition costs of properties exclude $33.4 million purchased with mortgage financing. Including borrowings, the total acquisition purchase price was $101.6 million. The leverage ratio was 60.1% at December 31, 2010.
(4)	Total acquisition costs of properties exclude $14.9 million purchased with mortgage financing and $3.5 million related to a final purchase price adjustment which was initially held in escrow until conditions for its release were satisfied in 2010. Including borrowings, the total acquisition purchase price was $25.9 million. The leverage ratio was 59.2% at December 31, 2010.
(5)	Total acquisition costs of properties exclude a $16.5 million purchased with assumed mortgage financing. Including borrowings, the total acquisition purchase price was $21.2 million. The leverage ratio was 77.5% at December 31, 2010.
(6)	Total acquisition costs of properties exclude a $20.0 million purchased with assumed mortgage financing. Including borrowings and $36.3 million purchased with proceeds from the sale of properties, the total acquisition purchase price was $63.6 million. The program was concluded at December 31, 2010.

TABLE II

COMPENSATION TO SPONSOR FROM PUBLIC PROGRAM PROPERTIES

Table II summarizes the amount and type of compensation paid to American Realty Capital II, LLC and its affiliates by (i) American Realty Capital Trust, Inc. as of and for the period from its inception on August 17, 2007 through December 31, 2010, and (ii) Phillips Edison — ARC Shopping Center REIT Inc. as of and for the period from its inception on October 13, 2009 through December 31, 2010.

(dollars in thousands)	American Realty Capital Trust, Inc.		Phillips Edison — ARC Shopping Center REIT Inc.
Date offering commenced	3/18/2008		8/12/2010
Dollar amount raised	$641,059	(1)	$6,600
Amount paid to sponsor from proceeds of offering
Underwriting fees	$53,466		$—
Acquisition fees:
Real estate commissions	$—		$—
Advisory fees – acquisition fees	$8,672		$—
Other – organizational and offering costs	$9,995		$—
Other – financing coordination fees	$4,690		$—
Other – acquisition expense reimbursements	$3,692		$—
Dollar amount of cash generated from operations before deducting payments to sponsor	$11,351		$201
Actual amount paid to sponsor from operations:
Property management fees	$—		$—
Partnership management fees	—		—
Reimbursements	—		87
Leasing commissions	—		—
Other (asset management fees)	$1,499		$—
Total amount paid to sponsor from operations	$1,499		$87
Dollar amount of property sales and refinancing before deducting payment to sponsor
Cash	$860		$—
Notes	$—		$—
Amount paid to sponsor from property sale and refinancing:
Real estate commissions	$26		$—
Incentive fees	$—		$—
Other – Financing coordination fees	$—		$—

(1)	Includes $603.4 million raised from public program, $37.4 million raised from minority interest investments and private program and $0.2 million raised from sponsor and affiliates.

TABLE II

COMPENSATION TO SPONSOR FROM NON-PUBLIC PROGRAM PROPERTIES

Table II summarizes the amount and type of compensation paid to American Realty Capital II, LLC and its affiliates for ARC Income Properties LLC from its inception on June 5, 2008 to December 31, 2010, ARC Income Properties II, LLC from its inception on August 12, 2008 to December 31, 2010, ARC Income Properties III, LLC from its inception on September 29, 2009 to December 31, 2010, ARC Income Properties IV, LLC from its inception on June 23, 2010 to December 31, 2010 and ARC Growth Fund, LLC from its inception on July 24, 2008 to December 31, 2010.

(dollars in thousands)	ARC Income Properties, LLC		ARC Income Properties II, LLC		ARC Income Properties III, LLC		ARC Income Properties IV, LLC		ARC Growth Fund, LLC
Date offering commenced	6/05/2008		8/12/2008		9/29/2009		6/23/2011		7/24/2008
Dollar amount raised	$21,512	(1)	$13,000	(2)	$11,243	(2)	$5,215	(2)	$7,850	(3)
Amount paid to sponsor from proceeds of offering
Underwriting fees	$785		$323		$666		$397		$—
Acquisition fees
Real estate commissions	$—		$—		$—		$—		$—
Advisory fees – acquisition fees	$2,959		$423		$662		$—		$1,316
Other – organizational and offering costs	$—		$—		$—		$—		$—
Other – financing coordination fees	$939		$333		$149		$—		$45
Dollar amount of cash generated from operations before deducting payments to sponsor	$(3,091)		$2,291		$(724)		$(691)		$(5,325)
Actual amount paid to sponsor from operations:
Property management fees	$—		$—		$—		$—		$—
Partnership management fees	—		—		—		—		—
Reimbursements	—		—		—		—		—
Leasing commissions	—		—		—		—		—
Other (explain)	—		—		—		—		—
Total amount paid to sponsor from operations	$—		$—		$—		$—		$—
Dollar amount of property sales and refinancing before deducting payment to sponsor
Cash	$—		$—		$—		$—		$13,560
Notes	—		—		—		—		18,281
Amount paid to sponsor from property sale and refinancing:
Real estate commissions	—		—		—		—		—
Incentive fees	—		—		—		—		—
Other (disposition fees)	—		—		—		—		1,169
Other (refinancing fees)									39

(1)	Includes $19.5 million raised from investors and $2.0 million raised from sponsor and affiliates.
(2)	Amounts raised from investors.
(3)	Includes $5.2 million raised from investors and $2.6 million raised from the sponsor and affiliates.

TABLE III

OPERATING RESULTS OF PUBLIC PROGRAM PROPERTIES

Table III summarizes the consolidated operating results of American Realty Capital Trust, Inc. and Phillips Edison — ARC Shopping Center REIT Inc. as of the dates indicated.

	American Realty Capital Trust, Inc.				Phillips Edison — ARC Shopping Center REIT Inc.
(dollars in thousands)	Year Ended December 31, 2010	Year Ended December 31, 2009		Year Ended December 31, 2008	Year Ended December 31, 2010	Period From October 13, 2009 (Date of Inception) to December 31, 2009
Gross revenues	$45,233	$15,511		$5,549	$99	$—
Profit (loss) on sales of properties	143	—		—	—	—
Less:
Operating expenses	15,265	1,158		2,002	727	—
Interest expense	18,109	10,352		4,774	38	—
Depreciation	17,280	6,581		2,534	65	—
Amortization	4,374	1,735		522	16	—
Net income (loss) before noncontrolling interests – GAAP Basis	(9,652)	(4,315)		(4,283)	(747)	—
Net income (loss) attributable to noncontrolling interests – GAAP Basis	(181)	49		—	—	—
Net income (loss) GAAP basis	$(9,833)	$(4,266)		$(4,283)	$(747)	$—
Taxable income (loss)
From operations	$(9,976)	$(4,266)		$(4,283)	$(380)	$—
From gain (loss) on sale	143	—		—	—	—
Cash generated from (used by) operations	9,864 (1)	$(2,526	)(1)	$4,013 (1)	201	—
Cash generated from sales	900	—		—	—	—
Cash generated from refinancing	—	—		—	—	—
Cash generated from operations, sales and refinancing	$10,764	$(2,526)		$4,013	$201	$—
Less: Cash distribution to investors
From operating cash flow	9,864	$1,818		$296	—	—
From sales and refinancing	900	—		—	—	—
From other	647 (2)	70	(2)	—	—	—
Cash generated after cash distributions	$(647)	$(4,414)		$3,717	$201	$—
Less: Special items					—	—
Cash generated after cash distributions and special items	$(647)	$(4,414)		$3,717	$201	$—
Tax and distribution data per $1,000 invested
Federal income tax results:(3)(4)
Ordinary income (loss)
from operations	$—	$(22.75)		$(0.33)	$(0.06)	$—
from recapture	—	—		—	—	—
Capital gain (loss)	—	—		—	—	—
Cash distributions to investors
Source (on GAAP Basis)
Investment income	—	—		—	—	—
Return of capital	$—	$(13.06)		$1.22	$—	$—
Source (on GAAP basis)
Sales	—	—		—	—	—
Refinancing	—	—		—	—	—
Operations	$—	$12.57		$1.22	$—	$—
Other	—	—		—	—	—

(1)	Includes cash paid for interest.
(2)	Distributions paid from proceeds from the sale of common stock. From inception to December 31, 2010, total cash provided by operations on a cumulative basis exceeded our distributions to investors.
(3)	Based on amounts raised as of the end of each period.
(4)	Federal tax results for the year ended December 31, 2010 is not available as of the date of this filing.

TABLE III

OPERATING RESULTS OF NON-PUBLIC PROGRAM PROPERTIES

Table III summarizes the consolidated operating results of ARC Income Properties, LLC, ARC Income Properties II, LLC, ARC Income Properties III, LLC, ARC Income Properties IV, LLC and ARC Growth Fund, LLC as of the dates indicated.

(dollars in thousands)	ARC Income Properties, LLC			ARC Income Properties II, LLC			ARC Income Properties III, LLC		ARC Income Properties IV, LLC	ARC Growth Fund, LLC
	Year Ended December 31, 2010	Year Ended December 31, 2009	Period from June 5, 2008 (Date of Inception) to December 31, 2008	Year Ended December 31, 2010	Year Ended December 31, 2009	Period from August 12, 2008 to December 31, 2008	Year Ended December 31, 2010	Period from September 29, 2009 to December 31, 2009	Period from June 23, 2010 (Date of Inception) to December 31, 2010	Year Ended December 31, 2010	Year Ended December 31, 2009	Period from July 24, 2008 to December 31, 2008
Gross revenues	$7,008	$5,347	$1,341	$3,507	$3,423	$337	$2,237	$341	$94	$95	$185	$8
Profit (loss) on sales of properties				143						(251)	(4,682)	9,746
Less:
Operating expenses	320	2,847	5	113	7	—	36	918	489	234	528	2,004
Interest expense	6,525	4,993	688	2,151	2,161	162	1,359	186	100	—	1,494	597
Interest expense — investors notes	1,935	1,583	381	1,167	1,024	11	986	201	90	—	—	—
Depreciation	3,519	2,676	909	1,748	1,758	200	642	127	54	195	592	344
Amortization	976	886	—	663	670	—	249	42	18	—	—	—
Net income — GAAP Basis	$(6,267)	$(7,638)	$(642)	$(2,192)	$(2,197)	$(36)	$(1,035)	$(1,133)	$(657)	$(585)	$(7,111)	$6,809
Taxable income (loss)
From operations	$(6,267)	$(7,638)	$(642)	$(2,335)	$(2,197)	$(36)	$(1,035)	$(1,133)	$(443)	$(334)	$(2,429)	$(2,937)
From gain (loss) on sale	$—	$—	$—	$143	$—	$—	$—	$—	$—	$(251)	$(4,682)	$9,746
Cash generated from (used by) operations(1)	$(1,896)	$(2,349)	$1,154	$560	$(2,282)	$4,013	$(33)	$(691)	$(691)	$(330)	$(1,769)	$(3,226)
Cash generated from sales	—	—	—	246	—	—	—	—	—	—	(447)	11,158
Cash generated from refinancing	—	—	—	—	—	—	—	—	—	—	—	—
Cash generated from operations, sales and refinancing	(1,896)	(2,349)	1,154	806	(2,282)	4,013	(33)	(691)	(691)	(330)	(2,216)	7,932
Less: Cash interest payments made to investors
From operating cash flow	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
From sales and refinancing	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
From other	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Cash generated after cash distributions	$(1,896)	$(2,349)	$1,154	$806	$(2,282)	$4,013	$(33)	$(691)	$(691)	$(330)	$(2,216)	$7,932
Less: Special items
Cash generated after cash distributions and special items	$(1,896)	$(2,349)	$1,154	$806	$(2,282)	$4,013	$(33)	$(691)	$(691)	$(330)	$(2,216)	$7,932

(1)	Includes cash paid for interest including interest payments to investors

Non-public programs are combined with other entities for U.S. federal income tax reporting purposes, therefore, U.S. Federal income tax results for these programs are not presented.

TABLE IV

RESULTS OF COMPLETED PUBLIC PROGRAMS OF THE SPONSOR AND ITS AFFILIATES

NOT APPLICABLE.

TABLE IV

RESULTS OF COMPLETED NON-PUBLIC PROGRAMS OF THE SPONSOR AND ITS AFFILIATES

Table IV summarizes the results of ARC Growth Fund, LLC, a completed program of our sponsor as of December 31, 2010.

(dollars in thousands)
Program name	ARC Growth Fund, LLC
Dollar amount raised	$7,850
Number of properties purchased	52
Date of closing of offering	July 2008
Date of first sale of property	July 2008
Date of final sale of property	December 2010
Tax and distribution data per $1,000 investment through 12/31/2010		(1)
Federal income tax results	$—
Ordinary income (loss)	$—
- From operations	$—
- From recapture	$—
Capital gain (loss)	$—
Deferred gain	$—
Capital	$—
Ordinary	$—
Cash distributions to investors
Source (on GAAP basis)
- Investment income	$—
- Return of capital	$7,226
Source (on cash basis)
- Sales	$7,226
- Refinancing	$—
- Operations	$—
- Other	$—
Receivable on net purchase money financing	$—

(1)	Programs is combined with other entities for U.S. federal income tax reporting purposes, therefore, U.S. Federal income tax results for this program is not presented.

TABLE V

SALES OR DISPOSALS OF PUBLIC PROGRAM PROPERTIES

Table V summarizes the sales or disposals of properties by (i) American Realty Capital Trust, Inc. as of December 31, 2010, and (ii) Phillips Edison — ARC Shopping Center REIT Inc. as of December 31, 2010.

(dollars in thousands)			Selling Price, Net of Closing costs and GAAP Adjustments					Cost of Properties Including Closiing and Soft Costs			Excess (deficiency) of Property Operating Cash Receipts Over Cash Expenditures(5)
Property	Date Acquired	Date of Sale	Cash received net of closing costs	Mortgage balance at time of sale	Purchase money mortgage taken back by program(1)	Adjustments resulting from application of GAAP(2)	Total(3)	Original Mortgage Financing	Total acquisition cost, capital improvement, closing and soft costs(4)	Total
American Realty Capital Trust, Inc.:
PNC Bank Branch – New Jersey	November - 08	September - 10	$388	$512	$—	$—	$900	$512	$187	$699	$7,183
Phillips Edison — ARC Shopping Center REIT Inc.: Not applicable

(1)	No purchase money mortgages were taken back by program.
(2)	Financial information for programs was prepared in accordance with GAAP, therefore GAAP adjustments are not applicable.
(3)	All taxable gains were categorized as capital gains. None of these sales were reported on the installment basis.
(4)	Amounts shown do not include a pro rata share of the offering costs. There were no carried interests received in Lieu of commissions on connection with the acquisition of property.
(5)	Amounts exclude the amounts included under “Selling Price Net of Closing Costs and GAAP Adjustments” or “Costs of Properties Including Closing Costs and Soft Costs” and exclude costs incurred in administration of the program not related to the operations of the property.

TABLE V

SALES OR DISPOSALS OF NON-PUBLIC PROGRAM PROPERTIES

Table V provides summary information on the results of sales or disposals of properties by non-public prior programs having similar investment objectives to ours. All figures below are through December 31, 2010.

(dollars in thousands)			Selling Price Net of Closing Costs and GAAP Adjustments					Costs of properties Including Closing Costs and Soft Costs			Excess (Deficit) of Property Operating Cash Receipts Over Cash Expenditures(6)
Property	Date Acquired	Date of Sale	Cash Received (cash deficit) Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program(2)	Adjustments Resulting From Application of GAAP(3)	Total(4)	Original Mortgage Financing	Total Acquisition Costs, Capital Improvement Costs, Closing and Soft Costs(5)	Total
ARC Income Properties II, LLC.:
PNC Bank Branch – New Jersey	November - 08	September - 10	$388	$512	$—	$—	$900	$512	$187	$699	$7,183
Growth Fund, LLC:

Bayonet Point, FL	July-08	July-08	$628	$—	$—	$—	$628	$—	$642	$642	$—
Boca Raton, FL	July-08	July-08	2,434	—	—	—	2,434	—	2,000	2,000	—
Bonita Springs, FL	July-08	May-09	(459)	1,207	—	—	748	1,207	543	1,750	(29)
Clearwater, FL	July-08	September-08	253	539	—	—	792	539	371	910	(3)
Clearwater, FL	July-08	October-08	(223)	582	—	—	359	582	400	982	(3)
Destin, FL	July-08	July-08	1,358	—	—	—	1,358	—	1,183	1,183	—
Englewood, FL	July-08	November-08	138	929	—	—	1,067	929	632	1,561	(13)
Fort Myers, FL	July-08	July-08	2,434	—	—	—	2,434	—	1,566	1,566	—
Naples, FL	July-08	July-08	2,727	—	—	—	2,727	—	1,566	1,566	—
Palm Coast, FL	July-08	September-08	891	1,770	—	—	2,661	1,770	-530	1,240	(8)
Pompano Beach, FL	July-08	October-08	1,206	2,162	—	—	3,368	2,162	-411	1,751	(8)
Port St. Lucie, FL	July-08	August-09	(60)	654	—	—	594	654	648	1,302	(40)
Punta Gorda, FL	July-08	July-08	2,337	—	—	—	2,337	—	2,143	2,143	—
Vero Beach, FL	July-08	February-09	87	830	—	—	917	830	565	1,395	(13)
Cherry Hill, NJ	July-08	July-08	1,946	—	—	—	1,946	—	2,225	2,225	—
Cranford, NJ	July-08	July-08	1,453	—	—	—	1,453	—	725	725	—
Warren, NJ	July-08	July-08	1,375	—	—	—	1,375	—	1,556	1,556	—
Westfield, NJ	July-08	July-08	2,539	—	—	—	2,539	—	2,230	2,230	—
Lehigh Acres, FL	July-08	August-09	(207)	758	—	-	551	758	752	1,510	(28)
Alpharetta, GA	July-08	December-08	98	914	—	—	1,012	914	617	1,531	(9)
Atlanta, GA	July-08	September-08	825	1,282	—	—	2,107	1,282	862	2,144	(27)
Columbus, GA	July-08	December-08	(43)	111	—	—	68	111	85	196	(3)
Duluth, GA	July-08	July-08	1,851	—	—	—	1,851	—	1,457	1,457	—
Oakwood, GA	July-08	September-08	49	898	—	—	947	898	607	1,505	(1)
Riverdale, GA	July-08	August-09	(104)	471	—	—	367	471	286	757	(12)
Laurinburg, NC	July-08	July-08	188	—	—	—	188	—	197	197	—
Haworth, NJ	July-08	July-08	1,781	—	—	—	1,781	—	1,834	1,834	—
Fredericksburg, VA	August-08	August-08	2,432	—	—	—	2,432	—	2,568	2,568	—
Dallas, PA	August-08	August-08	1,539	—	—	—	1,539	—	366	366	—

(dollars in thousands)			Selling Price Net of Closing Costs and GAAP Adjustments					Costs of properties Including Closing Costs and Soft Costs			Excess (Deficit) of Property Operating Cash Receipts Over Cash Expenditures(6)
Property	Date Acquired	Date of Sale	Cash Received (cash deficit) Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program(2)	Adjustments Resulting From Application of GAAP(3)	Total(4)	Original Mortgage Financing	Total Acquisition Costs, Capital Improvement Costs, Closing and Soft Costs(5)	Total
Virginia Beach, VA	August-08	August-08	1,210	—	—	—	1,210	—	930	930	—
Baytown, TX	August-08	August-08	3,205	—	—	—	3,205	—	1,355	1,355	—
Bradenton, FL	November-08	November-08	778	—	—	—	778	—	748	748	—
Sarasota, FL	November-08	November-08	1,688	—	—	—	1,688	—	867	867	—
Tuscaloosa, AL	November-08	November-08	580	—	—	—	580	—	242	242	—
Palm Harbor, FL	November-08	November-08	1,064	—	—	—	1,064	—	790	790	—
Reading, PA	November-08	November-08	137	—	—	—	137	—	248	248	—
St. Augustine, FL	November-08	November-08	1,936	—	—	—	1,936	—	1,428	1,428	—
Cumming, GA	December-08	December-08	1,227	—	—	—	1,227	—	810	810	—
Suffolk, VA	December-08	February-09	115	172	—	—	287	172	129	301	(1)
Titusville, FL	December-08	December-08	321	—	—	—	321	—	260	260	—
West Caldwell, NJ(1)	December-08	September-09	333	898	—	—	1,231	357	358	715	15
Palm Coast, FL	December-08	December-08	507	—	—	—	507	—	599	599	—
Mableton, GA	December-08	December-08	676	—	—	—	676	—	696	696	—
Warner Robins, GA	January-09	January-09	149	—	—	—	149	—	257	257	—
Philadelphia(1)	January-09	October-09	291	1,474	—	—	1,765	552	1,105	1,657	3
Stockholm, NJ	December-08	November-09	(29)	240	—	—	211	240	438	678	(46)
Sebastian, FL	July-08	December-09	(104)	654	—	—	550	654	1,302	1,956	(102)
Fort Myers, FL	July-08	December-09	(314)	795	—	—	481	795	1,582	2,377	(113)
Seminole, FL	July-08	March-10	—	—	—	1,098	1,098	1,098	1,061	2,159	(48)
Port Richey, FL(1)	July-08	December-10	—	544	—	—	544	544	1,086	1,630	(71)
Punta Gorda, FL(1)	July-08	December-10	—	690	—	—	690	690	1,550	2,240	(72)
Lawrenceville, GA(1)	July-08	December-10	—	695	—	—	695	695	1,381	2,076	(73)
Norristown, PA(1)	July-08	December-10	—	471	—	—	471	471	943	1,414	(83)
			$43,243	$20,838	$—	$—	$64,081	$19,375	$47,850	$67,225	$(788)

(1)	Sale of Property was to related party.
(2)	No purchase money mortgages were taken back by program.
(3)	Financial information for programs was prepared in accordance with GAAP, therefore GAAP adjustments are not applicable.
(4)	All taxable gains were categorized as capital gains. None of these sales were reported on the installment basis.
(5)	Amounts shown do not include a prorata share of the offering costs. There were no carried interests received in Lieu of commissions on connection with the acquisition of property.
(6)	Amounts exclude the amounts included under “Selling Price Net of Closing Costs and GAAP Adjustments” or “Costs of Properties Including Closing Costs and Soft Costs” and exclude costs incurred in administration of the program not related to the operations of the property.